   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1998.


                                                      REGISTRATION NO. 333-38945
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2


                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             BERG ELECTRONICS CORP.
             (Exact Name of Registrant as Specified in Its Charter)

                    DELAWARE                                        75-2451903
          (State or Other Jurisdiction                           (I.R.S. Employer
       of Incorporation or Organization)                      Identification Number)

                                                                 DAVID J. WEBSTER
                                                              SENIOR VICE PRESIDENT
             101 SOUTH HANLEY ROAD                            101 SOUTH HANLEY ROAD
           ST. LOUIS, MISSOURI 63105                        ST. LOUIS, MISSOURI 63105
                 (314) 726-1323                                   (314) 726-1323
  (Address, Including Zip Code, and Telephone          (Name, Address, Including Zip Code,
        Number, Including Area Code, of                and Telephone Number, Including Area
   Registrant's Principal Executive Offices)               Code, of Agent for Service)

                                   Copies to:

                 R. SCOTT COHEN                                 JEFFREY A. CHAPMAN
           WEIL, GOTSHAL & MANGES LLP                         VINSON & ELKINS L.L.P.
         100 CRESCENT COURT, SUITE 1300                    2001 ROSS AVENUE, SUITE 3700
              DALLAS, TEXAS 75201                              DALLAS, TEXAS 75201

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]


     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------


     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


---------------------



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 6, 1998

PROSPECTUS

            , 1998



                                8,879,617 SHARES


                            [BERG ELECTRONICS LOGO]

                                  COMMON STOCK


     All of the 8,879,617 shares of common stock, par value $0.01 per share ("Common Stock"), of Berg Electronics Corp. (the "Company") offered hereby (the "Offering") are being sold by certain stockholders of the Company. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the shares offered hereby, other than the proceeds, if any, received by the Company from the sale of shares as a result of the exercise of the over-allotment option granted by the Company to the Underwriter in connection with the Offering. See "Underwriting" and "Use of Proceeds."



     The Common Stock is traded on the New York Stock Exchange under the symbol "BEI." The last reported sale price of the Common Stock on February 4, 1998 was $27 11/16 per share. See "Market for Common Stock and Dividend Policy." Each share of Common Stock, under certain circumstances, entitles the registered holder thereof to purchase 1/100th of a share of Series A Junior Preferred Stock (as defined herein) of the Company. See "Description of Capital Stock -- Rights Plan."


      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATERIAL RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
                                                   PRICE         UNDERWRITING       PROCEEDS TO
                                                   TO THE       DISCOUNTS AND       THE SELLING
                                                   PUBLIC       COMMISSIONS(1)    STOCKHOLDERS(2)
-------------------------------------------------------------------------------------------------
Per Share.....................................  $                $                 $
Total(3)......................................  $                $                 $
-------------------------------------------------------------------------------------------------



(1) The Company, Berg Electronics Group, Inc. and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."


(2) Before deducting expenses, estimated at $680,000, which will be paid by the Company.


(3) The Selling Stockholders and the Company have granted to the Underwriter an option, exercisable within 30 days hereof, to purchase up to 887,962 and 443,981 shares of Common Stock, respectively (representing an aggregate of additional shares of Common Stock) at the Price to the Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriter exercises such option in full, the total Price to the Public and Underwriting Discounts and Commissions
    will be $          and $          , respectively, and the proceeds to the
    Selling Stockholders and the Company therefrom will be $          and
              , respectively. See "Underwriting."



     The shares of Common Stock are offered by the Underwriter, when, as and if delivered to and accepted by the Underwriter and subject to various prior conditions, including its right to reject orders in whole or part. It is expected that delivery of the Common Stock will be made in New York, New York,
on or about February   , 1998.


                             ---------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                   [ARTWORK]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock being offered hereby (the "Shares"). This Prospectus does not include all the information set forth in the Registration Statement, to which reference is made for further information with respect to the Company.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission. The Registration Statement and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange (the "NYSE") and all reports, proxy and information statements, and other information filed by the Company with the Commission also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                 REFERENCE DATA

     Industry, market and market share information contained herein is based on information appearing in publicly available reports. The Company has not independently verified such information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are incorporated into this Prospectus by reference:

     (1) The Company's Registration Statement on Form 8-A filed on November 9, 1995;


     (2) The Company's Proxy Statement for the year ended December 31, 1996 filed March 28, 1997;



     (3) The Company's Current Report on Form 8-K dated December 22, 1997;



     (4) The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and



     (5) The Company's Registration Statement on Form 8-A filed on January 8, 1998.



     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference into this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to Berg Electronics Corp., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations, telephone: (314) 746-2235.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, which appear elsewhere in the Prospectus. References in this Prospectus to the "Company" mean Berg Electronics Corp. and its subsidiaries, taken as a whole. Unless otherwise stated, the information in this Prospectus (i) assumes that the Underwriter's overallotment option described in "Underwriting" is not exercised, (ii) gives effect to the Company's 2-for-1 split of its Common Stock and its Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), through the payment of a 100% stock dividend paid on October 20, 1997 to holders of record on September 29, 1997 (the "1997 Stock Split") and (iii) reflects as outstanding 1,908,554 shares of Common Stock issuable upon conversion of the Class A Common Stock.


                                  THE COMPANY


     The Company is a leading global designer, manufacturer and marketer of electronic connectors and cable assembly products for applications primarily in the telecommunications, computer and industrial markets. The Company's connectors and cable assemblies are used to conduct signals (primarily data, video and voice) in a wide range of sophisticated electronic applications including: (i) telecommunications products such as cellular phones, pagers and transmission and switching equipment; (ii) personal computing equipment and peripherals such as notebook and desktop computers, printers, disk drives and workstations; and (iii) large data processing equipment such as servers, supercomputers, data communications systems, mainframe computers and mini-computers. For 1997, approximately 54% of the Company's net sales were for telecommunications applications and 37% were for computer applications. The balance of the Company's net sales represent connectors used in a variety of industrial and instrumentation applications.



     The Company believes it is one of the four largest electronic connector, socket and cable assembly manufacturer in the world, one of the world's top two manufacturers of connectors for the telecommunications market and one of the world's top two manufacturers of connectors for the computer market. With 20 manufacturing and assembly facilities and three product development and engineering facilities located in North America, Europe and Asia, the Company sells its connector products to approximately 25,000 customers throughout the world, including substantially all computer and telecommunications original equipment manufacturers ("OEMs"), both directly through a Company-employed sales force and indirectly through a global network of distributors and manufacturers' representatives. For 1997, approximately 49% of the Company's net sales were in North America, 28% in Europe and 23% in Asia. The Company's largest customers include Alcatel, Compaq, Ericsson, Hewlett-Packard, IBM, Lucent, Motorola, NEC, Northern Telecom, Philips, Quantum/MKE, SCI, Samsung, Seagate, Siemens GPT, Solectron, Sun Microsystems, Viasystems and Western Digital.



     Following the Company's acquisition in February 1993 of the Connector Systems Business of the Electronics Division of E.I. du Pont de Nemours and Company (the "Initial Acquisition"), the Company has increased net sales from $526.3 million in 1994 to $785.2 million in 1997, and has increased EBITDA (as defined herein) (excluding post-retirement benefit charges) from $86.1 million to $157.1 million over the same period, largely due to strategies implemented subsequent to the Initial Acquisition.


     The Company's objectives include continuing to increase sales and earnings and outpacing the growth of the industry. Key elements of the Company's strategy are to continue to:


     - Focus on the Telecommunications and Computer Markets. Management believes that the telecommunications and computer markets offer the greatest potential for consistent, long-term growth in connector demand by OEMs. Based on industry data, the telecommunications and computer markets are expected to grow over the next five years at a compound annual growth rate of 10.8% and 6.2%, respectively. For 1997, 54% of the Company's sales were to customers in the telecommunications market and 37% were to customers in the computer market. The Company plans to continue to focus on these markets in the implementation of its product development and acquisition strategies. The Company has also experienced opportunities to apply certain technologies developed through its product development programs in the telecommunications and computer segments to industrial and other end-use connector products.

     - Broaden Product Offering. The Company's internal new product development program is focused on customer driven, applications-oriented research and development structured to meet its customers' requirements for smaller, faster and more rugged connector products, shorter product development cycles and more rapid time to market with new products. Recent product development efforts that have met specific customer needs have included
       (i) the new high-density I-BEAM(TM)/MEG-Array(TM) family of products,
       (ii) a broad offering of next-generation input/output connectors, including fiberchannel, fiberoptic and other high-speed, high-density input/output connectors and (iii) variations and extensions of industry standard product lines, including a variety of 2mm Metral(TM) offerings, a new continuous version of BergStik(TM), known as BergStrip(TM), and a variety of modular jacks. Approximately 35% of the Company's net sales for 1997 were attributable to products developed in the last five years.


       Through acquisitions, the Company has expanded its product offerings from a focus on computer printed circuit board ("PCB") connectors to a broad array of computer and telecommunications PCB connectors, cable assemblies, sockets and radio frequency and coaxial connectors. The Company plans to continue to extend its product offerings through internal new product development and strategic acquisitions.

     - Strengthen Customer Relationships. The Company has enhanced its customer relationships and expanded its preferred supplier status through several initiatives, including by (i) becoming a partner in the design and development of new products and applications for its leading customers,
       (ii) providing global manufacturing and service capabilities, which enable it to meet the geographically diverse needs of multinational customers, (iii) accommodating its customers' supply channel preferences through a unique path-to-market that relies on a cooperative combination of a direct sales force, distributors and manufacturers' representatives and (iv) designating global account managers to serve the worldwide needs of its OEMs.

     Subsequent to the Initial Acquisition, the Company has made seven strategic acquisitions. The most significant of these were the acquisitions of the captive U.S. connector business of the Microelectronics Division (the "AT&T Connector Business") of AT&T Corp. (the "Lucent Acquisition") in May 1994 and the captive connector business of Ericsson Telecom AB located in Sweden (the "Ericsson Acquisition") in December 1996. These acquisitions significantly expanded the Company's presence in the telecommunications sector, broadened the Company's product lines and established the Company as a preferred supplier with these two key customers. The other five acquisitions expanded both the Company's customer base and its offerings of cable assemblies (used in both telecommunications equipment and computers), sockets (used in computers) and radio frequency and microwave connectors (used in telecommunications and other equipment). Management plans to continue to pursue acquisitions that add product or process technologies, new customers or increased exposure to existing customers and expanded geographic presence.

     In addition to expansion through its strategic acquisitions, the Company has opened facilities in Juarez, Mexico, in Nantong, People's Republic of China and in Fermoy, Ireland. These new plants, together with the relocation of the AT&T Connector Business to a new facility in Huntingdon County, Pennsylvania, have reduced the Company's production costs. Management plans to continue to seek lower cost alternatives for production sites for future expansion needs.

                              RECENT DEVELOPMENTS


     On August 7, 1997, the Company entered into a new credit facility agreement (the "Credit Facility") consisting of a $250.0 million term loan and a $300.0 million revolving credit loan. The Credit Facility reduces the Company's borrowing costs, improves the Company's liquidity by increasing its borrowing capacity and provides the Company greater flexibility in making acquisitions and capital expenditures. The refinancing resulted in an extraordinary charge of $6.0 million of deferred financing costs, net of applicable income taxes, during the quarter ended September 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     On October 20, 1997, the Company completed a 2-for-1 split of the Common Stock and Class A Common Stock through the payment of a 100% stock dividend to holders of record on September 29, 1997.



     On December 22, 1997, the Company entered into a rights agreement (the "Rights Agreement") designed to protect Company stockholders in the event of takeover action. Pursuant to the Rights Agreement, on January 8, 1998, the Company distributed one right for each share of the Company's Common Stock and Class A Common Stock to holders of record on that date. See "Description of Capital Stock -- Rights Plan."

                                  THE OFFERING



Common Stock offered in the Offering.................  8,879,617 shares
Common Stock to be outstanding after the
  Offering(1)........................................  41,008,345 shares
Use of proceeds......................................  The Company will not receive any portion of the net proceeds from the sale of the Shares
                                                       by the Selling Stockholders. The proceeds, if
                                                       any, received by the Company from the sale of
                                                       shares of Common Stock as a result of the
                                                       exercise of the over-allotment option granted
                                                       by the Company to the Underwriter in
                                                       connection with the Offering will be used by
                                                       the Company to reduce indebtedness under the
                                                       Credit Facility and for other general
                                                       corporate purposes. See "Use of Proceeds."
NYSE Symbol..........................................  BEI


---------------


(1) Excludes (i) 1,433,523 shares of Common Stock issuable upon exercise of outstanding employee stock options under the Company's 1993 Stock Option Plan (the "Stock Option Plan"), (ii) 48,660 shares of Common Stock issuable upon exercise of outstanding options granted to one of the Company's directors and (iii) 528,687 shares of Common Stock in respect of which options may be granted under the Stock Option Plan.


                                  RISK FACTORS

     Prospective investors should carefully consider all the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Shares.

                       SUMMARY HISTORICAL FINANCIAL DATA


     Set forth below are summary historical financial data of the Company for the three years ended December 31, 1997. The summary historical financial data of the Company for the three years ended December 31, 1997 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The following information should be read in conjunction with the audited consolidated financial statements of the Company, including, in each case, the related notes thereto, included elsewhere herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                      YEARS ENDED DECEMBER 31,
                                                               ---------------------------------------
                                                                  1995          1996          1997
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
RESULTS OF OPERATIONS:
Net sales...................................................      $667,249      $704,669   $   785,150
Gross profit................................................       224,973       248,800       279,444
Operating income............................................        56,764        77,835        92,269
Interest expense............................................        34,609        28,350        26,755
Income before extraordinary items...........................         9,329        28,945        38,190
Extraordinary items (1).....................................            --       (18,664)       (5,964)
Net income..................................................         9,329        10,281        32,226
Preferred stock requirements (2)............................       (14,741)      (27,335)           --
Net income (loss) applicable to common shares...............      $ (5,412)     $(17,054)  $    32,226
                                                               ===========   ===========   ===========
Diluted earnings (loss) per common share (3)................      $  (0.21)     $  (0.44)  $      0.78
                                                               ===========   ===========   ===========
Diluted common shares outstanding (3).......................    25,978,648    38,773,287    41,396,543
OTHER DATA:
EBITDA (excluding PBC)(4)...................................      $112,978      $135,355   $   157,086
EBITDA (excluding PBC) margin (% of net sales)(4)...........          16.9%         19.2%         20.0%
Depreciation................................................        42,761        44,237        47,578
Amortization of intangible assets...........................        11,182        12,011        15,409
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents..................................................................   $ 11,994
Working capital............................................................................     42,705
Total assets...............................................................................    704,646
Long-term obligations (including current maturities).......................................    343,330
Total stockholders' equity.................................................................    135,884


---------------


(1) Reflects (i) the write-off of $8,071 (net of income tax of $5,381) in prepayment costs paid in connection with the redemption of $100,000 of the 11 3/8% Guaranteed Senior Subordinated Debentures Due 2003 of the Company's wholly-owned subsidiary, Berg Electronics Group, Inc.(the "Debentures"), in March and April 1996, (ii) the write-off of $10,593 (net of income tax of $7,062) in deferred financing costs in March 1996 relating to the refinancing of the Company's then existing credit facility and the redemption of the Debentures and (iii) the write-off of $5,964 (net of income tax of $3,734) in deferred financing costs in August 1997 relating to the refinancing of the Company's then existing credit facility (the "Prior Credit Facility").



(2) Consists of dividends on the Series B Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of the Company and the Series E Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock"), of the Company, plus accretion of original issue discount on the Series B Preferred Stock and $21,866 of premium paid in 1996 in connection with the redemption and purchase and cancellation of all of the outstanding shares of each of the Series B Preferred Stock and the Series E Preferred Stock in March 1996 and is a reduction from net income to determine net loss applicable to common shares.



(3) Per share data is determined by dividing the weighted average number of shares of Common Stock outstanding during the period into net income (loss) applicable to common shares and has been adjusted to reflect (i) the 1997 Stock Split and (ii) the assumed exercise of outstanding options, using the treasury method, if not anti-dilutive.



(4) Earnings before interest, taxes, depreciation and amortization ("EBITDA") includes operating income adjusted to exclude depreciation, amortization of intangible assets and noncash net periodic post-retirement benefit charges ("PBC") ($2,271, $1,272 and $1,830 for the years ended December 31, 1995,
    1996 and 1997, respectively). The Company believes that EBITDA provides additional information to assist investors in determining its ability to meet future debt service requirements. However, EBITDA is not a defined term under generally accepted accounting principles ("GAAP") and is not indicative of operating income or cash flow from operations as determined under GAAP.

                                  RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing the Shares offered hereby. Information contained or incorporated by reference in this Prospectus is based on beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management, and may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). When used in this Prospectus, words such as "may," "will," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology, as they relate to the Company or the Company's management, identify forward-looking terminology. The following matters and certain other factors noted throughout this Prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

TECHNOLOGICAL EVOLUTION

     The rapid technological evolution characteristic of the electronics industry requires the Company to anticipate and respond rapidly to changes in industry standards and customer needs and to develop and introduce new and enhanced products on a timely and cost-effective basis. The Company must manage effectively transitions from products using older technology to those utilizing up-to-date technology in order to maintain and increase sales and profitability, minimize disruptions in customer orders and avoid excess inventory of products that are less responsive to customer demand. There can be no assurance that the Company's existing customers will continue to utilize the Company's products, that the technologies used by such customers will continue to employ the Company's products or that new products developed by the Company will achieve market acceptance. Further, shifts in demand for the technologies and products of the Company's customers, including telecommunications products, computer mainframes and other computer systems, may have an adverse effect on demand for the Company's products. See "Business -- New Product Development" and "-- Sales and Marketing."

CYCLICALITY MAY LEAD TO FLUCTUATIONS IN DEMAND

     Historically, the electronics industry has been cyclical, affected by both general economic conditions and industry-specific cycles. Depressed general economic conditions and cyclical downturns in the electronics industry have each had an adverse effect on sales of electronic equipment, OEMs and their suppliers, including the Company. In addition, the life cycles of existing electronic products and the timing of new product development and introductions can affect demand for electronic components. The electronic connector industry is expected to be subject to fluctuations in demand for electronic products in the future. Reduced demand for electronic products or their components could have a material adverse effect on the Company. Over 90% of the Company's sales are concentrated in two industries. As a result, any cyclical downturn in either of the telecommunications or computer markets could have a material adverse effect on the Company.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE REQUIREMENTS


     The Company has, and will continue to have, substantial indebtedness. As of December 31, 1997, the Company had total long-term indebtedness, including current maturities, of $343.3 million and a debt-to-equity ratio of 2.5 to 1. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The degree to which the Company is leveraged could have important consequences to holders of Common Stock, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available for its operations;

(iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which cause the Company to be vulnerable to increases in interest rates; and (iv) such indebtedness contains numerous financial and other restrictive covenants, including those restricting the incurrence of indebtedness, the creation or existence of liens, the declaration or payment of dividends, the making of certain investments, the acquisition of securities of the Company and its subsidiaries and certain extraordinary corporate transactions. Failure by the Company to comply with such covenants or to make its scheduled debt payments under the Credit Facility or its other indebtedness may result in an event of default which could have a material adverse effect on the Company.

SIGNIFICANT COMPETITION

     The electronic connector industry is highly competitive and fragmented, with approximately 2,000 manufacturers worldwide. The Company believes that competition in its targeted segments is primarily based on quality, reliability, design capability, delivery time and price. The Company's significant competitors, some of which are larger than the Company, are as technologically advanced as the Company and have significant financial resources.

CONCENTRATION OF BUSINESS WITH LUCENT


     As a result of the Lucent Acquisition, Lucent became the Company's largest customer. At the time of the Lucent Acquisition, the Company entered into a five-year supply agreement with Lucent's predecessor, AT&T Corp. In 1995, 1996 and 1997, sales to Lucent accounted for approximately 17%, 18% and 11%, respectively, of the Company's total net sales. The Company believes that the decline of Lucent business as a percentage of net sales from 1996 to 1997 represents the sale by Lucent of a portion of its business to Viasystems, another customer of the Company. See "Certain Relationships and Related Transactions." If, for any reason, Lucent were to purchase fewer of the Company's products in the future, such decreased level of purchases could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS ASSOCIATED WITH FOREIGN OPERATIONS

     The Company's products are manufactured and assembled at the Company's facilities in the United States, Mexico, France, The Netherlands, Ireland, Sweden, Japan, Taiwan, Singapore, Korea, India and People's Republic of China and exported to and imported from a large number of countries. Although the Company has not experienced significant problems in conducting its foreign operations, changes in local economic or political conditions could impact the Company's production capabilities and its sales and adversely affect the Company. In addition, the Company's sales and expenses are frequently denominated in local currencies. The Company, from time to time, engages in hedging operations, such as forward exchange contracts, to reduce its exposure to foreign currency fluctuations, although there can be no assurance that such measures will eliminate or substantially reduce such risk. Such hedging operations historically have not been material, and gains and losses from such operations have not been significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY PRINCIPAL STOCKHOLDERS


     After completion of the sale of the Shares, certain affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks, Muse") will continue to beneficially own or control approximately 20% of the outstanding voting stock of the Company and, accordingly, will be able to influence the outcome of any corporate or other matter submitted to the Company's stockholders for approval, including any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transaction. See "Principal and Selling Stockholders."

LIMITATION ON DIVIDENDS

     The Company has not paid any cash dividends on its Common Stock since its incorporation in 1992 and has no current intention to do so. In addition, the Credit Facility imposes restrictions on the ability of the Company's operating subsidiary to make cash distributions on its capital stock, which the Company expects would be the principal source of funds for any cash dividends on the Common Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
BYLAWS

     The Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") include certain provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions
(i) classify the Company's Board of Directors into three classes, (ii) provide that only the Board of Directors, the Chairman of the Board of Directors or the holders of 25% of the outstanding voting capital stock may call special meetings of the stockholders, (iii) eliminate the ability of the stockholders to take any action without a meeting, (iv) limit the ability of the stockholders to amend or repeal provisions of the Certificate of Incorporation or Bylaws, except with the consent of the holders of at least two-thirds of the Company's outstanding voting securities, and (v) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. See "Description of Capital
Stock -- Special Provisions of the Certificate of Incorporation and Bylaws of the Company."

                                USE OF PROCEEDS


     The Company will not receive any portion of the net proceeds from the sale of the Shares by the Selling Stockholders. The proceeds, if any, received by the Company from the sale of shares of Common Stock as a result of the exercise of the over-allotment option granted by the Company to the Underwriter in connection with the Offering will be used by the Company to reduce indebtedness under the Credit Facility and for other general corporate purposes. See "Management's Discussion and Analysis Of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Plan of Distribution."


                  MARKET FOR COMMON STOCK AND DIVIDEND POLICY


     The Common Stock is traded on the NYSE under the symbol "BEI." The table below sets forth the high and low sales prices per share for the Common Stock on the NYSE during the periods indicated. On February 4, 1998, the reported last sale price of the Common Stock on the NYSE was $27 11/16, and there were approximately 282 holders of record of Common Stock.



                                                                   PRICE RANGE OF
                                                                  COMMON STOCK(1)
                                                              ------------------------
                                                                HIGH            LOW
Year Ended December 31, 1996:
  First Quarter from March 1 through March 31...............    $13             $113/16
  Second Quarter............................................     145/16          11 3/8
  Third Quarter.............................................     14              10 1/8
  Fourth Quarter............................................     16 1/4          129/16
Year Ended December 31, 1997:
  First Quarter.............................................     1515/16         13 5/8
  Second Quarter............................................     181/16          13 7/8
  Third Quarter.............................................     26 7/8          1715/16
  Fourth Quarter............................................     2831/32         18 1/2
Year Ended December 31, 1998:
  First Quarter through February 4, 1998....................     2711/16         231/16


---------------

(1) Prices adjusted to reflect the 1997 Stock Split.

     The Company has not paid any cash dividends on its Common Stock since its incorporation in November 1992 and has no current intention to do so. In addition, the Credit Facility imposes restrictions on the ability of the Company's operating subsidiary to make cash distributions on its capital stock, which the Company expects would be the principal source of funds for any cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                       SELECTED HISTORICAL FINANCIAL DATA


     The following table presents selected historical financial data of the Company for the periods indicated. The historical financial data of the Company for the three years ended December 31, 1997 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The following information should be read in conjunction with the audited consolidated financial statements of the Company, including, in each case, the related notes thereto, included elsewhere herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1995         1996         1997
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
RESULTS OF OPERATIONS:
Net sales................................................    $667,249     $704,669     $785,150
Cost of goods sold.......................................     442,276      455,869      505,706
Selling, general and administrative expenses.............     154,756      157,682      169,936
Amortization of intangible assets........................      11,182       12,011       15,409
Net periodic postretirement benefits.....................       2,271        1,272        1,830
                                                           ----------   ----------   ----------
Operating income.........................................      56,764       77,835       92,269
Other income (expense):
  Interest expense.......................................     (34,609)     (28,350)     (26,755)
  Amortization of deferred financing costs...............      (6,286)      (3,388)      (2,019)
  Other, net.............................................        (738)       1,239       (1,185)
                                                           ----------   ----------   ----------
Income before income taxes and extraordinary items.......      15,131       47,336       62,310
Income tax provision.....................................       5,802       18,391       24,120
                                                           ----------   ----------   ----------
Income before extraordinary items........................       9,329       28,945       38,190
Extraordinary items(1)...................................          --      (18,664)      (5,964)
                                                           ----------   ----------   ----------
Net income...............................................       9,329       10,281       32,226
Preferred stock requirements(2)..........................     (14,741)     (27,335)          --
                                                           ----------   ----------   ----------
Net income (loss) applicable to common shares............     $(5,412)    $(17,054)     $32,226
                                                           ==========   ==========   ==========
Diluted earnings (loss) per common share(3)..............      $(0.21)      $(0.44)       $0.78
                                                           ==========   ==========   ==========
Diluted common shares outstanding(3).....................  25,978,648   38,773,287   41,396,543

OTHER DATA:
EBITDA (excluding PBC)(4)................................    $112,978     $135,355     $157,086
Depreciation.............................................      42,761       44,237       47,578
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents.........................................................      $11,994
Working capital...................................................................       42,705
Total assets......................................................................      704,646
Long-term obligations (including current maturities)..............................      343,330
Total stockholders' equity........................................................      135,884


---------------


(1) Reflects (i) the $8,071 write-off (net of income tax of $5,381) in prepayment costs paid in connection with the redemption of the Debentures in March and April 1996, (ii) the write-off of $10,593 (net of income tax of $7,062) in deferred financing costs in March 1996 relating to the refinancing of the Company's then existing credit facility and the redemption of the Debentures and (iii) the write-off of $5,964 (net of income tax of $3,734) in deferred financing costs in August 1997 relating to the refinancing of the Prior Credit Facility.



(2) Consists of dividends on the Series B Preferred Stock and the Series E Preferred Stock, plus accretion of original issue discount on the Series B Preferred Stock and $21,866 of premium paid in 1996 in connection with the redemption and purchase and cancellation of all of the outstanding shares of each of the Series B Preferred Stock and the Series E Preferred Stock in March 1996 and is a reduction of net income to determine net loss applicable to common shares.



(3) Per share data is determined by dividing the weighted average number of shares of Common Stock outstanding during the period into net income (loss) applicable to common shares and has been adjusted to reflect (i) the 1997 Stock Split and (ii) the assumed exercise of outstanding options, using the treasury method, if not anti-dilutive.



(4) EBITDA includes operating income adjusted to exclude depreciation, amortization of intangible assets and PBC. The Company believes that EBITDA provides additional information to assist investors in determining its ability to meet future debt service requirements. However, EBITDA is not a defined term under GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere herein.

     Certain information presented herein includes "forward-looking statements" within the meaning of the Reform Act. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by risks and uncertainties affecting the Company's business, including those set forth in "Risk Factors."

OVERVIEW

     The Company's net sales increases since 1994 have principally reflected increased unit volumes. As new products gain market acceptance and their unit volumes increase, these products have tended to experience downward price pressure. The gross margin effect of this pressure has been historically mitigated or eliminated by increased manufacturing efficiencies and economies of scale associated with higher volume production of such products. In addition, the pricing pressure experienced by the Company with respect to its mature products has also been mitigated by the Company's frequent introduction of new higher margin products. Subsequent to the Initial Acquisition, the Company has completed seven strategic acquisitions that have broadened its product offerings and enabled the Company to penetrate new markets.


     Since the Initial Acquisition, the Company has devoted a significant portion of its operating income to debt service. The Company's net income applicable to common shares prior to its 1996 recapitalization had also been reduced as a result of significant preferred stock requirements. As a result of the Recapitalization (as defined in Note 1 in the Notes to the Consolidated Financial Statements), the debt service requirements relating to the Debentures and the requirements relating to the Series B Preferred Stock and Series E Preferred Stock have been eliminated. Nevertheless, debt service expense remains significant.



     The Company manufactures connectors in various regions of the world and exports and imports these products to and from a large number of countries. Sales and expenses are frequently denominated in local currencies. The Company's net sales and net income may be affected as currency fluctuations affect the Company's product prices and operating costs. The Company, from time to time, engages in hedging operations, such as forward exchange contracts, to reduce its exposure to foreign currency fluctuations. Such hedging operations historically have not been material, and gains and losses from such operations have not been significant. There can be no assurance that such hedging operations will eliminate or substantially reduce such risk.



     Generally, the prices at which the Company purchases precious metals are based upon market prices of such metals at the time of purchase. For the years ended December 31, 1995, 1996 and 1997 the cost of gold and other precious metals accounted for approximately 7%, 7% and 7%, respectively, of the Company's cost of goods sold.



     Demand for the Company's products has increased significantly since its formation in 1993, and production equipment for certain of the Company's products is operating at or near capacity. A significant portion of the Company's planned capital expenditures for 1998 is directed toward expansion of production capacity to meet increased demand. The Company anticipates making total capital expenditures of approximately $90.0-$100.0 million in 1998 for facilities, equipment and information systems. In particular, the Company anticipates increasing production capabilities in connection with the Company's agreement in August 1997 to supply high-density MEG-Array(TM) interconnect systems for use in the modular packaging of microprocessors to a leading producer of microprocessors.



     Management has implemented a Company-wide initiative to ensure that the Company's information systems and systems applications are capable of processing data and transactions pertaining to the year 2000. The initiative utilizes both Company resources and external resources to identify systems and applications effected, to correct existing systems or to acquire replacement systems, and to test the systems and applications for compliance with the requirements for processing year 2000 information. The Company will capitalize and depreciate replacement systems consistent with its existing capital expenditure policies, and will report expenses as incurred for the costs of modification and maintenance of existing systems. Management believes that a substantial portion of the costs for the new systems and the modifications will not represent incremental costs to the Company, but rather will represent the reallocation of existing and planned information technology resources. The amounts expensed in 1997 were immaterial, and management expects that amounts required to be expensed in future periods will not have a material effect on its financial position or results of operations.



RESULTS OF OPERATIONS



YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996



     Net sales for the year ended December 31, 1997 were $785.2 million, representing an $80.5 million, or 11.4%, increase over the year ended December 31, 1996. The increase was primarily attributable to growth in unit volumes, partially offset by a decline in the average selling prices of the Company's products. The increase was also due in part to the Ericsson Acquisition on December 31, 1996.



     North American sales were approximately $384.9 million for the year ended December 31, 1997, representing a $2.9 million, or 0.8%, increase versus North American sales for the year ended December 31, 1996. The increase reflects a broadening customer base and strong demand in the telecom, mobile, datacom, personal computer and networking markets, offset in part by weakness in demand for the Company's high-end data processing products and in part by the transfer of certain customer programs to the Company's European and Asia Pacific locations in 1997 versus 1996.



     Sales in Europe were approximately $216.8 million for the year ended December 31, 1997, representing a $61.7 million, or 39.8%, increase over European sales for the year ended December 31, 1996. The increase was due in part to the Ericsson Acquisition, in part to greater demand for the Company's products in most end-user (primarily telecom and mobile) and geographic markets, and in part to the transfer of certain customer programs to European sources in 1997 versus U.S. sales sources for these programs in 1996. These increases were partially offset by the unfavorable effects of currency changes between years in most countries in the region. Sales in Asia Pacific were approximately $183.5 million for the year ended December 31, 1997, representing a $15.9 million, or 9.5%, increase versus sales in the region for the year ended December 31, 1996. The improvement in Asia Pacific sales was primarily due to increased demand for the Company's products in end-user markets (both computer and telecom) and in part to the transfer of certain customer programs to Asia Pacific sources in 1997 versus U.S. sales sources for these programs in 1996. These increases were partially offset by the unfavorable effects of changing currencies between years, primarily in Japan early in the year and throughout the region during the final months of 1997. Changing currencies adversely impacted sales reported in both Europe and Asia Pacific, reducing reported growth by approximately 9.0%, on a combined basis for the two regions, for 1997 versus 1996.



     Due primarily to increased sales volumes, cost of goods sold for the year ended December 31, 1997 increased by $49.8 million, or 10.9%, over cost of goods sold for the year ended December 31, 1996. The increase was partially offset by the favorable impact of the stronger U.S. dollar against currencies in Europe and Asia Pacific. As a result of cost containment and reduction activities and the spreading of fixed costs over higher sales, cost of goods sold as a percent of net sales improved to 64.4% of net sales for the year ended December 31, 1997, compared to 64.7% for the year ended December 31, 1996.



     Selling, general and administrative expenses and other operating expenses for the year ended December 31, 1997 increased by $16.2 million, or 9.5%, over selling, general and administrative expenses and other operating expenses for the year ended December 31, 1996, but as percentage of sales improved to 23.8% of 1997 sales from 24.3% of 1996 sales. The increase in costs was generally due to increased sales volumes, partially offset by the favorable impact of the stronger U.S. dollar against currencies in Europe and Asia Pacific. The decrease in costs as a percent of sales was due in part to cost reduction and containment activities and in part to the spreading of fixed costs over a higher sales volumes.

     Other expenses decreased $0.5 million, or 1.8%, for the year ended December 31, 1997, from $30.5 million in 1996, primarily as a result of reduced borrowing costs under the Company's primary credit facility due to a refinancing in March 1996 and the subsequent replacement of that credit facility in August 1997.


  YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales for the year ended December 31, 1996 were $704.7 million, representing a $37.4 million, or 5.6%, increase over the year ended December 31, 1995. In general, the Company's growth in net sales during 1996 was attributable to growth in unit volume partially offset by a decline in the average prices of the Company's products.

     North American sales were $382.0 million for the year ended December 31, 1996, representing a $42.7 million, or 12.6%, increase versus North American sales for the year ended December 31, 1995. This increase was due primarily to a $27.2 million, or 26.6%, increase in telecommunications products sales resulting from stronger demand than in the prior year for backplanes used in switching and transmission equipment, which translated into strong demand for the Berg connectors used in these applications.

     Sales in Europe were $155.1 million for the year ended December 31, 1996, representing a $4.4 million, or 2.8%, decrease from European sales for the year ended December 31, 1995. This decrease was due primarily to the strengthening of the U.S. dollar against certain European currencies. Sales in Asia Pacific totalled $167.6 million for the year ended December 31, 1996, representing a $0.9 million, or 0.5%, decrease from the year ended December 31, 1995. The decrease in the Asia Pacific region was primarily due to the effects of the weak Japanese yen versus the U.S. dollar, offset by increased demand in the Company's major end-user markets (computers and telecommunications). Changing currencies adversely impacted sales recorded in Europe and Asia, reducing sales by approximately 4.0% on a combined basis, for the year ended December 31, 1996 compared to the year ended December 31, 1995.

     Due primarily to increased sales volume, cost of goods sold for the year ended December 31, 1996 increased by $13.6 million, or 3.1%, over cost of goods sold for the year ended December 31, 1995. As a result of cost containment and reduction activities, cost of goods sold as a percentage of net sales improved from 66.3% for the year December 31, 1995 to 64.7% for the year December 31, 1996.

     Selling, general and administrative expenses for the year ended December 31, 1996 increased by $2.9 million, or 1.9%, over selling, general and administrative expenses for the year ended December 31, 1995 due primarily to increases in sales volume. However, these expenses as a percentage of sales decreased from 23.2% for the year ended December 31, 1995 to 22.4% for the year ended December 31, 1996 due in part to cost reduction and containment activities and to the spreading of the fixed components of such expenses over a higher sales volume.

     Other expense decreased $11.1 million, to $30.5 million, for the year ended December 31, 1996 from $41.6 million for the year ended December 31, 1995 due to reduced interest expense and amortization of financing costs in 1996 as a result of the redemption of the Debentures and as a result of the Prior Credit Facility, entered into in February 1996, which had lower interest rates and financing costs than the previous credit agreement.


LIQUIDITY AND CAPITAL RESOURCES



     Net cash provided by operating activities was $107.8 million for the year ended December 31, 1997, which compared to $69.2 million provided by operating activities for the comparable period in 1996. Net cash used in investing activities was $85.0 million for the year ended December 31, 1997, compared to net cash used of $79.4 million for the year ended December 31, 1996. The net cash used in investing activities for the year ended December 31, 1997 consisted of capital expenditures of $85.0 million while the net cash used in investing activities during the year ended December 31, 1996, consisted of $61.6 million for capital expenditures and $17.8 million for one acquisition. Net cash used in financing activities was $16.5 million for the year ended December 31, 1997, compared to $0.2 million used in financing activities for the comparable period in 1996. The use of cash in 1997 represented debt repayments, net of borrowings, and costs associated with refinancing the Prior Credit Facility. The use of cash in financing activities in 1996 represented debt repayments, net of borrowings, and the effects of the initial public offering, the redemption of the Debentures, the Series B Preferred Stock and Series E Preferred Stock and costs associated with refinancing the then existing credit facility.



     Net cash provided by operating activities was $69.2 million for the year ended December 31, 1996, which compared to $67.8 million provided by operating activities for the comparable period in 1995. Net cash used in investing activities was $79.4 million for the year ended December 31, 1996, compared to net cash used of $56.4 million for the year ended December 31, 1995. The net cash used in investing activities for the year ended December 31, 1996, consisted of $61.6 million for capital expenditures and $17.8 million for one acquisition, while the net cash used in investing activities during the year ended December 31, 1995 represented capital expenditures of $45.0 million and one acquisition of $11.4 million. Net cash used in financing activities was $0.2 million for the year ended December 31, 1996, compared to $4.5 million used in financing activities for the comparable period in 1995. The use of cash in financing activities in 1996 represented debt repayments, net of borrowings and the effects of the Company's initial public offering and the redemption of the Debentures, the Series B Preferred Stock and the Series E Preferred Stock. The use of cash in financing activities in 1995 represented debt repayments, net of borrowings.



     The Company's EBITDA (excluding PBC) was $113.0 million, $135.4 million and $157.1 million in 1995, 1996 and 1997, respectively. EBITDA (excluding PBC) is not a defined term under GAAP and is not an alternative to operating income or cash flow from operations as determined under GAAP. The Company believes that EBITDA (excluding PBC) provides additional information for determining its ability to meet future debt service requirements; however, EBITDA (excluding
PBC) does not reflect cash available to fund cash requirements. EBITDA (excluding PBC) is also one of the financial measures in the covenants contained in the Credit Facility.


     The Company anticipates that cash flow from operations and additional funds available under the revolving facility in its Credit Facility will be sufficient to meet its foreseeable requirements for working capital, capital expenditures and other cash requirements.


     The Company anticipates that its primary uses of cash in 1998 will be (i) for capital expenditures for maintenance, replacement and acquisitions of equipment, expansion of capacity, productivity improvements and product development and (ii) to pay interest on, and to repay principal of, indebtedness under the Credit Facility. The Company anticipates spending approximately $90.0-100.0 million in 1998 for capital expenditures, principally related to capacity expansion, new product development and productivity improvement projects. The Credit Facility contains annual limits on the Company's capital expenditures. The Company believes that such limits are sufficient to allow the Company to undertake all anticipated capital projects. The Company will be obligated to make principal and interest payments of approximately $45.0 million under the Credit Facility in 1998, which the Company anticipates will be made from cash flow from operations.



     On August 7, 1997, the Company entered into the new Credit Facility consisting of a $250.0 million term loan and a $300.0 million revolving credit loan, each of which is scheduled to mature on December 31, 2003. The Credit Facility, compared to the Prior Credit Facility, affords the Company greater financial flexibility through (i) lower borrowing costs, as long as financial ratios are maintained, (ii) greater borrowing capacity and (iii) less restrictive limitations on capital expenditures, acquisitions and borrowings outside of the United States. At December 31, 1997, the Company had approximately $195.0 million of borrowing capacity available under the Credit Facility. The refinancing of the Prior Credit Facility with the Credit Facility resulted in an extraordinary charge of $6.0 million of deferred financing costs, net of applicable income taxes, during 1997.


     Borrowings under the Credit Facility bear interest, at the option of the Company, at a rate per annum equal to (i) the Agent's Alternate Base Rate (as defined in the Credit Facility) or (ii) 0.75% plus the Eurodollar rate per annum. Interest payment dates vary depending on the interest rate option selected by the Company, but generally interest is payable quarterly.

     The Credit Facility requires the Company to enter into additional interest rate hedging arrangements to hedge against interest rate fluctuations. The cost of such hedge agreements is amortized over their terms. The Company has entered into an agreement which provides a ceiling on the LIBOR Rate (as defined in the Credit Facility) on $137.0 million of indebtedness until June 30, 1998.


     The Credit Facility restricts the Company from, among other things: (i) incurring additional indebtedness (other than certain permitted indebtedness);
(ii) creating liens; (iii) guaranteeing indebtedness; (iv) merging or selling substantially all of its assets; (v) declaring and paying certain dividends;
(vi) making certain investments and loans; and (vii) entering into certain transactions with affiliates, in each case with certain exceptions customary for credit facilities such as the Credit Facility.



RECENT ACCOUNTING PRONOUNCEMENTS



     The Company adopted SFAS No. 128, "Earnings Per Share," in 1997. See Note 2 to the Consolidated Financial Statements in Item 8 hereof. In 1998, the Company will adopt SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company does not expect adoption of these standards to have a material impact on its Consolidated Financial Statements.


                                    BUSINESS


     The Company is a leading global designer, manufacturer and marketer of electronic connectors and cable assembly products for applications primarily in the telecommunications, computer and industrial markets. The Company's connectors and cable assemblies are used to conduct signals (primarily data, video and voice) in a wide range of sophisticated electronic applications including: (i) telecommunications products such as cellular phones, pagers and transmission and switching equipment; (ii) personal computing equipment and peripherals such as notebook and desktop computers, printers, disk drives and workstations; and (iii) large data processing equipment such as servers, supercomputers, data communications systems, mainframe computers and mini-computers. In 1997, approximately 54% of the Company's net sales were for telecommunications applications and 37% were for computer applications. The balance of the Company's net sales represent connectors used in a variety of industrial and instrumentation applications.



     The Company is one of the four largest electronic connector, socket and cable assembly manufacturer in the world, one of the world's top two manufacturers of connectors for the telecommunications market, and one of the world's top two manufacturers of connectors for the computer market. With 20 manufacturing and assembly facilities and three product development and engineering facilities located in North America, Europe and Asia, the Company sells its connector products to approximately 25,000 customers throughout the world, including substantially all of the computer and telecommunications OEMs, both directly through a Company-employed sales force and indirectly through a global network of distributors and manufacturers' representatives. In 1997, approximately 49% of the Company's net sales were in North America, 28% in Europe and 23% in Asia. The Company's largest customers include Alcatel, Compaq, Ericsson, Hewlett-Packard, IBM, Lucent, Motorola, NEC, Northern Telecom, Philips, Quantum/MKE, SCI, Samsung, Seagate, Siemens GPT, Solectron, Sun Microsystems, Viasystems and Western Digital.


     Subsequent to the Initial Acquisition, the Company has made seven strategic acquisitions. The most significant of these were the Lucent Acquisition in May 1994 and the Ericsson Acquisition in December 1996. These acquisitions significantly expanded the Company's presence in the telecommunications sector, broadened the Company's product lines and established the Company as a preferred supplier with these two key customers. The other five acquisitions expanded both the Company's customer base and its offerings of cable assemblies (used in both telecommunications equipment and computers), sockets (used in computers) and radio frequency and microwave connectors (used in telecommunications and other equipment).

INDUSTRY OVERVIEW

     Electronic connectors are electromechanical devices that allow an electronic signal to pass from one device to another. They are used to connect wires, cables, printed circuit boards, flat cable and other electronic components to each other and to related equipment. OEMs in the electronics industry must use connectors to complete the design and manufacture of their products. The Company primarily competes in the telecommunications and computer markets and, to a lesser extent, in the industrial and instrumentation markets.


     Industry sources estimate that the overall electronic connector industry sales were approximately $28.7 billion for 1997. Information regarding the major end user markets for connectors is presented in the table below.



                                                               YEAR ENDED
                                                            DECEMBER 31, 1997
                                                                  SALES          PERCENT OF
                                                              (IN BILLIONS)        TOTAL
Telecommunications........................................        $ 6.8             23.7%
Computer..................................................          6.4             22.3
Datacom...................................................          3.7             12.9
Industrial and Instrumentation............................          2.8              9.8
Consumer..................................................          2.7              9.4
Auto......................................................          2.6              9.1
Military..................................................          1.5              5.2
Other.....................................................          2.2              7.6
                                                                 ------            -----
          Total...........................................        $28.7            100.0%
                                                                 ======            =====


     Source: Fleck Research, 1997

     Demand for connector products has experienced substantial growth in recent years and is expected to continue to grow in the future. The Company attributes the expected growth in the demand for electronic connectors to the proliferation of electronic systems and the development of new electronic products and applications. In particular, the Company expects significant growth within the industry from:

     - the development of more complex and sophisticated electronic products in established electronic markets, such as the markets for wireless communications and personal computers;

     - the proliferation of computer usage through the expansion of networking and server systems and the advent of multi-media systems;

     - the increase in global demand, particularly in emerging markets such as China and India, for telecommunication infrastructure such as fixed line and mobile telecommunications services; and

     - the increasing utilization of electronic systems in products in which such use has been historically absent or limited, such as automobiles, home appliances and medical equipment.


     The worldwide connector industry is highly fragmented with in excess of 2,000 worldwide manufacturers. The top ten manufacturers accounted for approximately 41.9% of total connector sales in the year ended December 31, 1997. Relative to smaller competitors, larger multinational connector manufacturers with an extensive global presence, such as the Company, benefit from several competitive advantages, including: (i) economies of scale in manufacturing, marketing and research and development; (ii) the ability to serve efficiently the changing needs of large global OEMs; and (iii) the ability to satisfy customers' ever-increasing demand for quality products in large volumes.

MARKETS SERVED BY THE COMPANY


     The Company's products are designed for use primarily in the telecommunications and computer markets, and to a lesser extent, in the industrial and instrumentation markets. The percentage of net sales derived from each of these markets for 1997 is as follows:



                  MARKET                     %               PRODUCT APPLICATIONS
Telecommunications........................  54    Mobile communications: microwave equipment,
                                                  cellular phones, hand-held radios, modems
                                                  and pagers.
                                                  Transmission and switching: telephone
                                                  switching equipment.
Computer..................................  37    High-end data processing: supercomputers,
                                                  servers, data communications, mainframe
                                                  computers, mini-computers and related
                                                  peripherals such as disk drives and tape
                                                  drives. Personal computing: notebook
                                                  computers, desktop
                                                  computers, printers, disk drives and
                                                  workstations.
Industrial and instrumentation............   5    Process control equipment, medical
                                                  equipment, instrumentation and testing
                                                  equipment.
Other.....................................   4    Military and aerospace equipment and
                                                  specialized automotive and consumer
                                                  electronics.


NEW PRODUCT DEVELOPMENT


     Approximately 35% of the Company's net sales for the year 1997 were generated from products developed by the Company within the past five years. Developing new products requires substantial investments in research and development. The Company targets research and development expenditures specifically to broaden its product line and to expand its technical capabilities in order to meet its customers' anticipated needs. In 1995, 1996 and 1997, the Company's research and development expenditures were $39.1 million, $42.3 million, and $46.8 million, respectively. Of the $128.2 million invested in research and development during the last three fiscal years, $79.3 million ($24.8 million, $26.1 million and $28.4 million in 1995, 1996 and 1997, respectively) qualified for creation and application of new and improved products and processes as defined in SFAS No. 2, "Accounting for Research and Development Costs."



     The Company had approximately 400 full-time employees at December 31, 1997 engaged in research, development and engineering functions, primarily at its U.S., European and Asian research and development centers. In addition, the Company has application engineers located at Lucent's Bell Laboratories ("Bell Labs"). Through its access to Bell Labs, the Company is not only able to take advantage of the research capabilities of the Bell Labs facility, but is also able to provide support to and work closely with Lucent's engineers in the advancement of Lucent's telecommunications equipment.


     To fill the needs of its customers, the Company's product engineers work with certain customers' in-house technical staffs in the early stages of product development to design, produce and manufacture special products to meet the specifications of particular applications. The manufacture of special products permits the Company, through its research and development activities, to make technological advances to provide the customer with a design solution to fit such customer's needs, to gain marketing inroads with the customer with respect to the Company's complete product line and, in some cases, to develop products that can be sold to additional customers in the future. The Company currently has significant ongoing projects with a variety of key customers in the computer and telecommunications industries.

     An example of the Company's product and market development efforts includes the Company's Metral(TM) connector, originally developed in conjunction with Lucent and Ericsson, which has become the industry standard for a variety of telecommunications and computer applications. Other products developed by the Company which have been industry standards include SPCI, PCMCIA, BergStik(TM) and the modular jack.

SALES AND MARKETING

     The Company places a high priority on identifying and responding to its customers' requirements on a timely basis. In order to ensure that the Company is best positioned to respond to these requirements, it has developed a sales and marketing strategy that utilizes global account managers, a highly trained Company-employed direct sales force, independent distributors and independent manufacturers' representatives.


     Through its global account managers and direct sales force the Company is able to develop strong ties to leading OEMs, who must use connectors to complete the design and manufacture of their products. These ties enable the Company to act as a partner in the design and development of new products and applications for these customers. By becoming a partner in the design and development of new products for its leading customers, the Company believes it can enhance its relationships with these customers, achieve preferred supplier status and be better positioned to anticipate its customers' future needs. In addition, the Company has assigned industry market managers to high growth subsegments within the telecommunications and computer market segments. These managers will identify and work with leading technology and emerging technology companies in order to remain at the forefront of technological development and position itself to supply the connector requirements of these companies.


     In addition to Company-employed sales staff, independent electronic component distributors and independent manufacturers' representatives, the Company utilizes a number of electronic and digital distribution techniques to ensure easy access to, and ordering of, its products by the Company's customers. Examples of such distribution techniques include automated access to Company product information via facsimile, electronic publication of Company product catalogues and access to Company product catalogues via the World Wide Web. By accessing the Internet, the Company's customers' engineers are able to electronically modify the Company's connector designs and send them via electronic mail to the Company's engineers for further development.

                                   MANAGEMENT

     Set forth below are the names of the Company's executive officers and each such person's age, positions with the Company and his principal occupations and business experience for the past five years.

                NAME                   AGE                       POSITION
James N. Mills.......................   60    Chairman of the Board and Chief Executive
                                              Officer
Timothy L. Conlon....................   46    President and Chief Operating Officer of the
                                                Company
David M. Sindelar....................   40    Senior Vice President and Chief Financial
                                              Officer of the Company
Joseph S. Catanzaro..................   45    Chief Accounting Officer of the Company


     James N. Mills is Chairman of the Board and Chief Executive Officer of the Company and has held such positions since November 1992. Mr. Mills also served as President of the Company from November 1992 through June 1995. Mr. Mills is the Chairman, President and Chief Executive Officer of Mills & Partners, Inc., an investment and management services firm headquartered in St. Louis. Mr. Mills is also Chairman of the Board and Chief Executive Officer of International Wire Holding Company and Viasystems Group, Inc. Mr. Mills was Chairman of the Board and Chief Executive Officer of Jackson Holding Company from February 1993 through August 1995. Mr. Mills was Chairman of the Board and Chief Executive Officer of Thermadyne Holdings Corporation from February 1989 through February 1995. Mr. Mills was Executive Vice President of the Bussmann Division of the McGraw-Edison Company from 1980 to 1984.


     Timothy L. Conlon is President and Chief Operating Officer of the Company and has held such positions since January 1997. Mr. Conlon also has served as Executive Vice President and Chief Operating Officer of Berg Electronics Group, Inc. since October 1993. Prior to joining the Company, Mr. Conlon was employed as President of the Cutting and Welding Division of Thermadyne Industries, Inc. from April 1993 to October 1993. Mr. Conlon also held various executive positions with Thermadyne Industries, Inc. from July 1992 through April 1993. Prior to joining Thermadyne Industries, Inc., Mr. Conlon spent nine years in the connector industry including serving as General Manager of the Information Technologies and Spectra Strip divisions of Amphenol Corporation from 1990 through July 1992 and President of Cambridge Products from 1988 through 1989.


     David M. Sindelar is Senior Vice President and Chief Financial Officer of the Company and has held such positions since November 1992. Mr. Sindelar is also Senior Vice President and Chief Financial Officer of Mills & Partners, Inc., International Wire Holding Company, and Viasystems Group, Inc. Mr. Sindelar was Senior Vice President and Chief Financial Officer of Jackson Holding Company from February 1993 through August 1995. From 1987 to February 1995, Mr. Sindelar held various positions at Thermadyne Holdings Corporation including Senior Vice President, Chief Financial Officer and Vice
President -- Corporate Controller and Controller.


     Joseph S. Catanzaro is Chief Accounting Officer of the Company and Vice President -- Finance of Berg Electronics Group, Inc. and has held such positions since June 1996 and April 1993, respectively. Prior to joining the Company, Mr. Catanzaro was employed by a petroleum trading company subsidiary of Mitsui & Co.
(USA), Inc. as Controller from 1990 through April 1993. From 1980 through 1989, Mr. Catanzaro held several positions at Apex Oil Co., including Corporate Controller.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding (i) the beneficial ownership of the voting securities of the Company before and after the Offering by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, by each of the directors and certain executive officers of the Company, individually and as a group, and by each other Selling Stockholder, and (ii) the number of shares of Common Stock being offered by the Selling Stockholders in the Offering. The information set forth below (i) assumes the conversion of all of the outstanding shares of Class A Common Stock into shares of Common Stock and (ii) reflects the distribution (the "HM Partnerships Distribution") by HM/Berg Partners, L.P., HM/Connectors, L.P., HM/Berg/DB Partners, L.P., HM/Berg/TCL Partners, L.P. and HM/Berg/FC Partners, L.P. (collectively referred to as the "HM Partnerships") to their respective partners of an aggregate of 18,790,225 shares of Common Stock (based upon an assumed public offering price of $27 5/16 per share (the "Estimated Price to the Public"), the last reported sale price of the Common Stock on the NYSE on February 3, 1998, and an assumed distribution date of February 3, 1998 (the "Assumed Distribution Date")). The HM Partnerships Distribution shall occur prior to the consummation of the sale of the Shares to DLJ. Based upon the Estimated Price to the Public and the Assumed Distribution Date, an aggregate of 8,174,854 shares of Common Stock distributed pursuant to the HM Partnerships Distributions will be sold to DLJ by certain limited partners of the HM Partnerships.



                                               SHARES OWNED BEFORE       SHARES       SHARES OWNED AFTER THE
                                                     OFFERING             TO BE              OFFERING
                                               --------------------      SOLD IN      ----------------------
                                                 NUMBER     PERCENT   THE OFFERING     NUMBER     PERCENT(1)
5% STOCKHOLDERS:
HM Parties(2)................................   3,895,231     9.5              --     3,895,231       9.5
  c/o Hicks, Muse, Tate & Furst Incorporated
  200 Crescent Court
  Suite 1600
  Dallas, Texas 75201
DIRECTORS AND OFFICERS:
James N. Mills(3)............................   2,466,904     6.0         519,750     1,947,154       4.7
Thomas O. Hicks(2)...........................   3,895,231     9.5              --     3,895,231       9.5
Charles W. Tate(4)...........................   1,157,532     2.8              --     1,157,532       2.8
Richard W. Vieser(5).........................     117,320     *                --       117,320      *
Kenneth F. Yontz.............................      97,320     *                --        97,320      *
David M. Sindelar(6).........................     489,932     1.2         103,950       385,982      *
W. Thomas McGhee(7)..........................      72,992     *                --        72,992      *
Timothy L. Conlon(8).........................      61,392     *                --        61,392      *
All directors and executive officers as a
  group (10 persons)(9)......................   8,394,819    20.4         623,700     7,771,119      18.9
  c/o Berg Electronics Corp.
  101 South Hanley Road
  St. Louis, Missouri 63105
OTHER SELLING STOCKHOLDERS(10):
American Airlines, Inc. Fixed Benefit Plans
  Trust......................................     412,200     1.0         374,727        37,473        --
CES Management Group, Inc. ..................      19,806     *            18,005         1,801        --
CIGNA Property & Casualty Insurance Co.......     229,759     *           208,872        20,887        --
Electronic Data Systems Corp.................   1,392,743     3.4       1,266,130       126,613        --
R.D. Hubbard.................................     173,275     *            39,381       133,894      *
Haroldson L. Hunt Jr. Trust Estate...........     173,275     *           157,523        15,752        --
Margaret Hunt Trust Estate...................     173,275     *           157,523        15,752        --
Hassie Hunt Trust............................     183,792     *           167,084        16,708        --
Lyda Hunt -- Margaret Trusts(Al G. Hill,
  Jr.).......................................      45,948     *            41,771         4,177        --
Lamar Hunt Trust Estate......................      97,485     *            88,623         8,862        --
Lyda Hunt -- Lamar Trusts....................      97,485     *            88,623         8,862        --
Hunt Financial Group, LLC....................      48,742     *            44,311         4,431        --
Insurance Company of North America...........     229,759     *           208,872        20,887        --
Lily Holding Limited.........................     316,893     *           288,085        28,808        --
Long Term Credit Bank of Japan, Ltd..........     487,465     1.2         443,150        44,315        --
Lone Star Liquidating Trust..................     797,771     1.9         725,246        72,525        --
Michall Co...................................   1,218,661     3.0         553,937       664,724       1.6


---------------
(table continued on following page)

                                                SHARES OWNED BEFORE       SHARES        SHARES OWNED AFTER
                                                      OFFERING             TO BE           THE OFFERING
                                                --------------------      SOLD IN      --------------------
                                                  NUMBER     PERCENT   THE OFFERING    NUMBER    PERCENT(1)
Missner Venture Partners II, L.P..............      59,417     *            18,905      40,512         *
National Fidelity Life Insurance Company......     561,086     1.4         510,078      51,008        --
Schusterman/HM Investments and Jewish
  Federation of Tulsa.........................     243,711     *           221,555      22,156        --
SGW Investments (U.S.A.), Inc.................     756,934     1.8         688,122      68,812        --
Swiss American Corporation....................     445,244     1.1         404,767      40,477        --
The Combined Master Retirement Trust..........     243,732     *           221,575      22,157        --
The Ohio National Life Insurance Co...........     231,292     *           210,265      21,027        --
The Prudential Insurance Company of America...     346,581     *           315,074      31,507        --
Transpac Ventures 1, Ltd......................     197,604     *           179,640      17,964        --
Wand/HMC Investments L.P......................     580,491     1.4         158,315     422,176       1.0
Wabash Life Insurance Company.................     412,164     1.0         374,695      37,469        --
William L. Farrell............................      47,590     *            43,264       4,326        --
Robert N. Mills...............................     439,630    1.1           94,500     345,130         *


---------------

  *  Represents less than 1%.


 (1) Assumes no exercise of the over-allotment option granted by the Selling Stockholders and Company to the Underwriter.



 (2) Represents, immediately following the HM Partnerships Distribution: (i) 68,693 shares owned of record by Hicks Muse Fund I Incorporated ("Fund I");
     (ii) 3,492,138 shares owned of record by Thomas O. Hicks; (iii) 331,968 shares owned of record by six children's trusts for which Mr. Hicks serves as trustee; and (iv) 2,432 shares owned of record by an employee of Hicks, Muse and subject to an irrevocable proxy in favor of Mr. Hicks. Mr. Hicks is the controlling stockholder of Fund I and serves as Chairman of the Board, President and Chief Executive Officer of Fund I. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of all of the shares owned of record by Fund I. Messrs. John R. Muse, Charles W. Tate, and Jack D. Furst serve as officers, directors and minority stockholders of Fund I and as such, may be deemed to share the power to vote or dispose of shares of Common Stock held by Fund I. Accordingly, Messrs. Hicks, Muse, Tate and Furst may be deemed to be the beneficial owners of shares of Common Stock owned by Fund I. In addition, Messrs. Muse and Furst own of record 2,042,791 and 1,087,221 shares of Common Stock, respectively, representing approximately 5.0% and 2.7%, respectively, of the outstanding shares of Common Stock. Each of Messrs. Hicks, Muse, Tate and Furst disclaims the existence of a group and disclaims beneficial ownership of shares of Common Stock not respectively owned of record by him.



 (3) Includes 558,350 shares of Common Stock and 960,568 shares of Class A Common Stock held by James N. Mills, and 947,986 shares of Class A Common Stock which Mr. Mills has the power to vote by proxy.



 (4) Includes 1,104,818 shares owned of record by Mr. Tate and 52,714 shares owned of record by the Charles W. Tate 1992 Trust.


 (5) Includes 48,660 shares owned of record by Mr. Vieser, 20,000 shares owned of record by Mr. Vieser's spouse, and 48,660 shares of Common Stock subject to options that are exercisable within 60 days. Mr. Vieser disclaims beneficial ownership of shares of Common Stock not owned of record by him.


 (6) Includes 133,950 shares of Common Stock and 282,990 shares of Class A Common Stock owned of record by Mr. Sindelar, and 72,992 shares of Class A Common Stock owned of record by two children's trusts of which Mr. Sindelar serves as trustee. Mr. Sindelar disclaims beneficial ownership of shares of Common Stock not owned of record by him.



 (7) Includes 2,000 shares of Common Stock owned of record by the W. Thomas McGhee Living Revocable Trust (the "McGhee Trust"), 24,992 shares of Class A Common Stock owned of record by a trust for which Mr. McGhee's spouse serves as trustee, 26,000 shares of Class A Common Stock owned of record by the McGhee Trust, and 20,000 shares of Class A Common Stock owned of record by the McGhee Family L.P. Mr. McGhee disclaims beneficial ownership of shares of Class A Common Stock not owned by him.



 (8) Includes 3,000 shares of Common Stock owned of record by three minor children of which Mr. Conlon is the custodian, and 58,392 shares of Common Stock subject to options that are exercisable within 60 days.



 (9) Includes 8,307,321 outstanding shares of Common Stock owned beneficially by the directors and executive officers and 87,588 shares of Common Stock subject to options that are exercisable within 60 days.



(10) Reflects the HM Partnerships Distribution.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company sells certain connectors and other products needed to manufacture printed circuit boards and backpanel assemblies to Viasystems, Inc. ("Viasystems"). In December 1996, a wholly-owned subsidiary of Viasystems acquired substantially all of the assets of the Interconnection Technologies Unit of the Microelectronics Group (the "Lucent Division") of Lucent. Prior to the acquisition by Viasystems of the Lucent Division, the Lucent Division purchased certain electronic connections from the Company pursuant to a written supply contract (the "Supply Agreement"). The Company and Viasystems have continued to supply and purchase products on the same terms and conditions as set forth in the Supply Agreement. Viasystems is controlled by Hicks, Muse, through its affiliates, and managed by Mills and Partners, Inc. In addition, certain of the Company's directors and executive officers have financial interests in Viasystems. For the year ended December 31, 1997, the Company's net sales to Viasystems were approximately $41.0 million. The Company expects to continue to sell products to Viasystems on terms and conditions substantially similar to the terms and conditions of the Supply Agreement, which the Company believes to be comparable to the terms that would be reached in an arm's-length transaction.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, 7,000,000 shares of Class A Common Stock and 28,500,000 shares of preferred stock, of which 670,000 shares have been designated Series A Junior Preferred Stock in connection with the Company's Rights Plan. As of February 4, 1998, there were outstanding 39,099,791 shares of Common Stock, 1,908,554 shares of Class A Common Stock and no shares of preferred stock.


PREFERRED STOCK

     The Board of Directors is authorized without stockholder approval to issue preferred stock from time to time in one or more series and to designate for each such series the terms and conditions of any voting, dividend and conversion or exchange rights; the amount payable on the series upon redemption and upon the dissolution or distribution of the assets of the Company; and the rights, qualifications, limitations or restrictions thereof pertaining to the series. These rights and privileges could adversely affect the voting power of holders of Common Stock, and the authority of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company.


RIGHTS PLAN



     On December 22, 1997, the Board of Directors of the Company declared a dividend of one Preferred Stock Purchase Right (the "Right(s)") for each outstanding share of Common Stock and each outstanding share of Class A Common Stock of the Company. The dividend is payable as of January 8, 1998 to stockholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-hundredth ( 1/100) of a share of a new series of preferred shares of the Company, designated as Series A Junior Preferred Stock ("Series A Junior Preferred Stock"), at a price of $115 per one one-hundredth ( 1/100) of a share (the "Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent ("Rights Agent"), dated as of December 22, 1997.



     Initially the Rights will not be exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Stock and the Class A Common Stock.



     The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of

Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock and Class A Common Stock, but will instead be evidenced, with respect to any of the Common Stock or Class A Common Stock certificates outstanding as of December 22, 1997, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, (D) any person who, as of December 22, 1997, was the beneficial owner of 15% or more of the shares of voting stock of the Company then outstanding (provided, however, that any such person shall become an Acquiring Person if such person, from December 22, 1997, acquires beneficial ownership of an additional 1% or more of the shares of voting stock of the Company, unless such acquisition results from (i) any action or transaction approved by the Board of Directors before such acquisition or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors) or (E) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).



     Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock and Class A Common Stock certificates issued after December 22, 1997 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock or Class A Common Stock certificates outstanding as of January 8, 1998 with or without a copy of the Summary of Rights attached, will also constitute the transfer of the Rights associated with the Common Stock or Class A Common Stock, as the case may be, represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock and to holders of the Company's Class A Common Stock, in each case, as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.



     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 21, 2007, unless earlier redeemed by the Company as described below.



     The Series A Junior Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Series A Junior Preferred Stock may not be issued except upon exercise of Rights. Each share of Series A Junior Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share and 100 times the cash dividends per share declared on the Company's Common Stock and Class A Common Stock. In addition, the Series A Junior Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock and the Class A Common Stock, in like kind. In the event of liquidation, the holders of Series A Junior Preferred Stock will be entitled to receive for each share, a liquidation payment in an amount equal to the greater of $11,500 or 100 times the payment made per share of Common Stock and the Class A Common Stock. Each share of Series A Junior Preferred Stock will have 100 votes, voting together with the Common Stock and the Class A Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock or Class A Common Stock is exchanged, each share of Series A Junior Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock or Class A Common Stock, as the case may be. The rights of Series A Junior Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.



     The number of shares of Series A Junior Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock and the Class A Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock and Class A Common Stock.



     Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock or Class A Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of the Company's voting stock, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company's Series A Junior Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement). The Rights Agreement also grants the Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange one share of common stock for each then valid right (which would exclude rights held by the Acquiring Person that have become void).



     Fractions of shares of Series A Junior Preferred Stock (other than fractions that are integral multiples of one one-hundredth ( 1/100) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth ( 1/100) of a share.



     At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of the Board of Directors may determine), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right ("Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.



     For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.



     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $0.01 per Right at any time until the close of business on the tenth day

(or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of the voting stock.


COMMON STOCK AND CLASS A COMMON STOCK

     The holders of Common Stock and Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as expressly required under the Delaware General Corporation Law (the "DGCL"), the Common Stock and the Class A Common Stock will vote together as a single class with respect to all matters to be voted on by the Company's stockholders. Subject to preferential rights with respect to any class or series of preferred stock, holders of Common Stock and Class A Common Stock are entitled to receive ratably, on a share-for-share basis as if all shares were of a single class, (i) ordinary dividends payable in cash out of the current earnings of the Company and (ii) dividends in shares of Common Stock and Class A Common Stock (or rights to subscribe for or purchase shares of Common Stock and Class A Common Stock, as applicable, or securities or indebtedness convertible into shares of Common Stock and Class A Common Stock, as applicable); provided, however, that dividends payable in shares of Common Stock (or rights to subscribe for or purchase shares of Common Stock or securities or indebtedness convertible into shares of Common Stock) shall be paid only on shares of Common Stock and dividends payable in shares of Class A Common Stock (or rights to subscribe for or purchase shares of Class A Common Stock or securities or indebtedness convertible into shares of Class A Common Stock) shall be paid only on shares of Class A Common Stock. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to receive an amount in cash and/or property which has an aggregate Fair Value (as defined in the Company's Certificate of Incorporation) equal to the Conversion Price (as defined herein) before any payment shall be made to holders of shares of Class A Common Stock. After payment of the full cash amount due on shares of Common Stock as provided in the immediately preceding sentence, holders of Common Stock and Class A Common Stock shall share ratably on a share-for-share basis in all other distributions of assets pursuant to any liquidation, dissolution or winding-up of the Company. The holders of Common Stock and Class A Common Stock have no cumulative voting rights. All outstanding shares of Common Stock and Class A Common Stock are fully paid and non-assessable. All shares of Common Stock issuable upon conversion of the Class A Common Stock will upon issuance be fully paid and non-assessable.

     Holders of Class A Common Stock are entitled at any time to convert their shares of Class A Common Stock into shares of Common Stock at the rate of a fraction of a share of Common Stock equal to the quotient of (A) the excess, if any, of the Fair Value (as defined in the Certificate of Incorporation) of one share of Common Stock over the Conversion Price divided by (B) the Fair Value of the Common Stock, all computed as of the close of business on the date preceding the date of conversion. In addition, shares of Class A Common Stock (i) may be converted into shares of Common Stock at the option of the Company effective immediately prior to the consummation of a Triggering Event (as defined herein) and (ii) shall automatically be converted into shares of Common Stock on February 26, 2003. "Conversion Price" means, as to any share of Class A Common Stock on any date, the Base Price, as adjusted from time to time. "Base Price," as adjusted, means $2.035, and is subject to adjustment from time to time. "Base Price" may be adjusted as follows: (i) if at any time the Company pays a dividend on Common Stock (other than a dividend payable ratably on the Common Stock and Class A Common Stock, as required, with respect to (a) ordinary dividends payable out of the Company's current earnings and (b) dividends in shares of Common Stock and Class A Common Stock, as applicable, or in securities or indebtedness convertible into shares of Common Stock and Class A Common Stock, as applicable), whether such dividend is payable in cash, property or securities of the Company, the then applicable Base Price shall be reduced (but not below zero), effective at the close of business on the record date for determination of holders of Common Stock entitled to such dividend, by the per share amount of such dividend, and (ii) if at any time the Company subdivides the Common Stock and Class A Common Stock into a greater number of shares, or combines the Common Stock and Class A Common Stock into a lesser number of shares, or pays to the holders of Common Stock or Class A Common Stock a dividend in Common Stock or Class A Common Stock, as applicable, the then applicable Base Price shall be adjusted, effective at the close of business on the effective date of such split or combination or the record date for determination of the holders of Common Stock or Class A Common Stock entitled to such divided, by multiplying the Base Amount then in effect times a fraction, (x) the numerator of which is the total number of shares of Class A Common Stock outstanding immediately before such subdivision, combination or dividend, and (y) the denominator of which is the total number of shares of Class A Common Stock outstanding immediately after such subdivision, combination or dividend. A "Triggering Event" is defined as any merger, consolidation or other business combination of the Company with one or more other persons or entities in which any such other person or entity is the Survivor (as defined in the Certificate of Incorporation), or any sale of all or substantially all of the assets of the Company and with respect to which cash and/or non-cash consideration is to be distributed to holders of Common Stock; provided that, if any such merger, consolidation, sale of assets or other business combination in which holders of Common Stock receive cash or non-cash consideration in exchange for Common Stock is structured so that the Company is the surviving entity, such transaction shall nevertheless be deemed a Triggering Event. Notwithstanding the foregoing, a merger, consolidation, sale of assets, or other business combination referred to in the preceding sentence shall not constitute a Triggering Event if Hicks, Muse and its affiliates shall beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Stock (determined on a fully-diluted basis, exclusive of shares issuable upon conversion of the Class A Common Stock) of the surviving entity (an "Exempt Transaction"). Further, the terms of any Exempt Transaction shall provide that the Class A Common Stock (or any other class of convertible common stock having terms, as nearly as may reasonably be, identical to the terms of the Class A Common Stock) shall remain outstanding after such Exempt Transaction.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE COMPANY

     The Company's Certificate of Incorporation and Bylaws include certain provisions that could have an anti-takeover effect. The provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors. These provisions also are intended to help ensure that the Board of Directors, if confronted by a surprise proposal from a third party which has acquired a block of stock of the Company, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interests of the stockholders.


     Blank Check Preferred Stock. The Company's Certificate of Incorporation provides that the Board of Directors of the Company may authorize the issuance of up to 28,500,000 shares of preferred stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each such series; 670,000 shares of preferred stock have been designated as Series A Junior Preferred Stock. See "-- Rights Plan" above. Except as described in connection with the Rights Plan, the Company has no present intention to issue any preferred stock; however, the Company could issue a series of preferred stock that could, depending on the terms of such series, either impede or facilitate the completion or a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not intend to seek stockholder approval prior to any issuance of such preferred stock, unless otherwise required by law or stock exchange rules.


     Classified Board of Directors. The Certificate of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors.

     Number of Directors; Vacancies; Removal. The Certificate of Incorporation provides that the Board of Directors will consist of at least five and no more than six members. The number of directors constituting the entire Board of Directors may be changed only by an amendment to the Certificate of Incorporation. The Bylaws provide that the Board of Directors, acting by majority vote of the directors then in office, may fill any newly created directorships or vacancies on the Board of Directors. Moreover, under the DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     Stockholder Action by Written Consent; Special Meetings. The Certificate of Incorporation prohibits action by stockholders by written consent in lieu of a meeting. The Bylaws provide that special meetings of stockholders may be called by a majority of the Board of Directors, the Chairman of the Board of Directors or any holder or holders of at least 25% of the outstanding shares of the voting capital stock of the Company.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees. The Bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual or special meeting of stockholders of the Company, including the nomination of candidates for election as directors. The procedure provides that a notice of proposed stockholder business must be timely given in writing to the Secretary of the Company prior to the meeting. In all cases, to be timely, notice relating to an annual meeting must be received at the principal executive office of the Company not less than 60 days nor more than 90 days before the first anniversary of the prior year's annual meeting.

     Notice to the Company from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

     The chairman of a meeting of stockholders may determine that a person was not nominated in accordance with the nomination procedure, in which case such person's nomination will be disregarded. If the chairman of a meeting of stockholders determines that other business was not properly brought before such meeting in accordance with the Bylaw procedures, such business will not be conducted at the meeting. Nothing in the nomination procedure or the business procedure will preclude discussion by any stockholder of any nomination or business properly made or brought before the annual or any other meeting in accordance with the above-mentioned procedures.

     Amendment of Bylaw Provisions. The Certificate of Incorporation provides that Bylaw provisions may be adopted, altered, amended or repealed only by the affirmative vote of two-thirds of the members of the Board of Directors or holders of at least two-thirds of the outstanding shares of capital stock of the Company, voting together as a single class, entitled to vote thereon.

     Amendment of Certificate of Incorporation Provisions. The Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of the Company, voting together as a single class, for any amendments of the Certificate of Incorporation.

LIMITATIONS ON DIRECTOR LIABILITY

     The Company's Certificate of Incorporation also contains certain provisions permitted under the DGCL regarding liability of directors. These provisions eliminate the personal liability of directors to the Company and its stockholders for monetary damages for any breach of their fiduciary duties in their capacity as directors, except for any breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability under Section 174 of the DGCL (regarding certain unlawful dividends, stock repurchases or stock redemptions), or for any transaction from which the director derived an improper personal benefit. These provisions do not eliminate a director's duty of care and do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. Moreover, these provisions do not apply to claims against a director for violation of certain laws, including the federal securities laws. The Company's Certificate of Incorporation further provides that the Company shall indemnify its directors and officers, and may indemnify any employee or agent of the

Company, to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

DELAWARE TAKEOVER STATUTE

     Section 203 of the DGCL ("Section 203") prohibits certain persons ("Interested Stockholders") from engaging in a "business combination" with a Delaware corporation for three years following the date such persons become Interested Stockholders. Interested Stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such person's status as an Interested Stockholder is determined. Subject to certain exceptions, a "business combination" includes, among other things, (i) mergers and consolidations, (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the Interested Stockholder, except pursuant to certain exercises, exchanges, conversions, distributions or offers to purchase with respect to securities outstanding prior to the time that the Interested Stockholder became such and that, generally, do not increase the Interested Stockholder's proportionate share of the stock of any class or series of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Stockholder, or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if (i) before a person becomes an Interested Stockholder, the board of directors of the corporation approves the transaction in which the Interested Stockholder became an Interested Stockholder or approves the business combination, (ii) upon consummation of the transaction that resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares), or (iii) following a transaction in which the person became an Interested Stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The foregoing provisions of the DGCL and the Company's Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

                                  UNDERWRITING



     Subject to the terms and conditions of an Underwriting Agreement, dated
February   , 1998 (the "Underwriting Agreement"), the Underwriter has agreed to
purchase from the Selling Stockholders all of the             Shares offered
hereby.



     The Underwriting Agreement provides that the obligations of the Underwriter to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by its counsel of certain legal matters and to certain other conditions. The Underwriter is obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.



     The Underwriter initially proposes to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $          per
share. The Underwriter may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $          per share. After the
initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Underwriter at any time without notice.



     The Company and the Selling Stockholders have granted to the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of
          and           additional shares of Common Stock, respectively, at the
public offering price less underwriting discounts and commissions. The Underwriter may exercise such option solely to cover over-allotments, if any, made in connection with the Offering.



     The Company, its wholly-owned subsidiary, Berg Electronics Group, Inc. and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.



     Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriter; provided that the Company may grant stock options under its existing stock option plan, issue Common Stock upon the exercise of an option or warrant outstanding as of the date of the Underwriting Agreement or issue Common Stock or securities convertible into or exercisable for shares of Common Stock in connection with an acquisition or business combination so long as the recipient of any such securities agrees in writing to be bound by the foregoing restrictions for the remainder of such 90-day period. Holders of
shares of Common Stock and           shares of Class A Common Stock have agreed
to the foregoing restrictions. In addition, during such period, the Company has also agreed not to file any registration statement with respect to the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of the Underwriter.



     The Common Stock is listed on the NYSE under the symbol "BEI."



     Other than in the United States, no action has been taken by the Company, the Selling Stockholders, or the Underwriter that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.



     In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot the Offering creating a syndicate short position. The Underwriter may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.



                                 LEGAL MATTERS



     Certain legal matters with respect to the Shares offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, Dallas, Texas. R. Scott Cohen, a partner at such firm, owns 4,866 shares of Common Stock. Vinson & Elkins L.L.P., Dallas, Texas, is acting as counsel for the Underwriter.



                                    EXPERTS



     The audited consolidated financial statements and schedules of the Company included in, and incorporated by reference into, this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Berg Electronics Corp.

  Report of Arthur Andersen LLP, Independent Public
     Accountants............................................  F-2

  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................  F-3

  Consolidated Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997.......................  F-4

  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1995, 1996 and 1997...........  F-5

  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997.......................  F-6

  Notes to Consolidated Financial Statements................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Berg Electronics Corp.:


     We have audited the accompanying consolidated balance sheets of Berg Electronics Corp. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berg Electronics Corp. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


St. Louis, Missouri,

January 27, 1998

                             BERG ELECTRONICS CORP.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS


                                           AS OF DECEMBER 31,
                                           -------------------
                                             1996       1997
                                           --------   --------
Current assets:
  Cash and cash equivalents.............   $  8,999   $ 11,994
  Accounts receivable, less allowance of
     $3,703 and $3,657, respectively....    104,134    118,331
  Inventories...........................     91,823     96,022
  Prepaid expenses and other............     13,935     16,890
                                           --------   --------
          Total current assets..........    218,891    243,237
                                           --------   --------
Property, plant and equipment...........    259,905    285,767
Deferred financing costs................     14,896      4,414
Intangible assets.......................    174,860    165,437
Other assets............................     13,455      5,791
                                           --------   --------
          Total assets..................   $682,007   $704,646
                                           ========   ========

              LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term
     obligations........................   $ 33,912   $ 26,786
  Accounts payable......................     60,822     76,779
  Accrued payroll and payroll taxes.....     23,497     24,969
  Accrued and other liabilities.........     47,168     56,882
  Accrued interest......................      3,746      2,328
  Income taxes payable..................      8,586     12,788
                                           --------   --------
          Total current liabilities.....    177,731    200,532
                                           --------   --------
Long-term obligations, less current
  maturities............................    324,646    316,544
Other liabilities.......................     40,738     51,686
Stockholders' equity:
  Common stock, par value $.01 per
     share, 38,250,476 and 39,099,791
     shares, respectively, issued and
     outstanding........................        382        391
  Class A common stock, par value $.01
     per share, 2,768,582 and 1,908,554
     shares, respectively, issued and
     outstanding........................         28         19
Paid in capital.........................    116,094    116,563
Retained earnings.......................     19,836     52,062
Cumulative translation adjustments......      2,552    (33,151)
                                           --------   --------
          Total stockholders' equity....    138,892    135,884
                                           --------   --------
          Total liabilities and
           stockholders' equity.........   $682,007   $704,646
                                           ========   ========


        See accompanying notes to the consolidated financial statements.

                             BERG ELECTRONICS CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                     FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                          -----------------------------------------
                                             1995           1996           1997
                                          -----------    -----------    -----------
Net sales...............................  $   667,249    $   704,669    $   785,150
Operating expenses:
  Cost of goods sold....................      442,276        455,869        505,706
  Selling, general and administrative...      154,756        157,682        169,936
  Amortization of intangible assets.....       11,182         12,011         15,409
  Net periodic postretirement
     benefits...........................        2,271          1,272          1,830
                                          -----------    -----------    -----------
Operating income........................       56,764         77,835         92,269
Other income (expense):
  Interest expense......................      (34,609)       (28,350)       (26,755)
  Amortization of deferred financing
     costs..............................       (6,286)        (3,388)        (2,019)
  Other, net............................         (738)         1,239         (1,185)
                                          -----------    -----------    -----------
Income before income tax provision and
  extraordinary items...................       15,131         47,336         62,310
Income tax provision....................        5,802         18,391         24,120
                                          -----------    -----------    -----------
Income before extraordinary items.......        9,329         28,945         38,190
Extraordinary items -- loss on early
  extinguishment of debt, net of income
  tax of $0, $12,443 and $3,734,
  respectively..........................           --        (18,664)        (5,964)
                                          -----------    -----------    -----------
Net income..............................        9,329         10,281         32,226
Preferred stock:
  Accretion and dividends...............      (14,741)        (5,469)            --
  Excess of fair value over book value
     of redemption and purchase.........           --        (21,866)            --
                                          -----------    -----------    -----------
Net income (loss) applicable to common
  shares................................  $    (5,412)   $   (17,054)   $    32,226
                                          ===========    ===========    ===========
Earnings per common share -- basic
  Income (loss) before extraordinary
     items..............................  $     (0.21)   $      0.04    $      0.93
                                          ===========    ===========    ===========
  Net income (loss).....................  $     (0.21)   $     (0.44)   $      0.79
                                          ===========    ===========    ===========
Earnings per common share -- diluted
  Income (loss) before extraordinary
     items..............................  $     (0.21)   $      0.04    $      0.92
                                          ===========    ===========    ===========
  Net income (loss).....................  $     (0.21)   $     (0.44)   $      0.78
                                          ===========    ===========    ===========


        See accompanying notes to the consolidated financial statements.

                             BERG ELECTRONICS CORP.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                                       CUMULATIVE
                                           PREFERRED   COMMON    PAID IN    RETAINED   TRANSLATION
                                             STOCK     STOCK     CAPITAL    EARNINGS   ADJUSTMENTS     TOTAL
                                           ---------   ------   ---------   --------   -----------   ---------
Balance, December 31, 1994..............     $ 45       $260    $ 115,051   $ 2,101     $ 12,002     $ 129,459
  Exercise of stock options.............                               30                                   30
  Preferred stock dividends.............        6                      (6)                                  --
  Series B preferred stock accretion....                            1,500    (1,500)                        --
  Change in cumulative translation
     adjustments........................                                                   5,522         5,522
  Net income............................                                      9,329                      9,329
                                             ----       ----    ---------   -------     --------     ---------
Balance, December 31, 1995..............     $ 51       $260    $ 116,575   $ 9,930     $ 17,524     $ 144,340
  Exercise of stock options.............                              223                                  223
  Preferred stock dividends.............        1                      (1)                                  --
  Series B preferred stock accretion....                              375      (375)                        --
  Preferred stock purchase and
     redemption.........................      (52)               (142,953)                            (143,005)
  Net proceeds from IPO.................                 150      146,883                              147,033
  Costs of IPO..........................                           (5,008)                              (5,008)
  Change in cumulative translation
     adjustments........................                                                 (14,972)      (14,972)
  Net income............................                                     10,281                     10,281
                                             ----       ----    ---------   -------     --------     ---------
Balance, December 31, 1996..............     $ --       $410    $ 116,094   $19,836     $  2,552     $ 138,892
  Exercise of stock options.............                              197                                  197
  Tax benefit upon exercise of stock
     options............................                              272                                  272
  Change in cumulative translation
     adjustments........................                                                 (35,703)      (35,703)
  Net income............................                                     32,226                     32,226
                                             ----       ----    ---------   -------     --------     ---------
Balance, December 31, 1997..............     $ --       $410    $ 116,563   $52,062     $(33,151)    $ 135,884
                                             ====       ====    =========   =======     ========     =========


        See accompanying notes to the consolidated financial statements.

                             BERG ELECTRONICS CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                     FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                           ---------------------------------------
                                               1995           1996         1997
                                           ------------   ------------   ---------
Cash flows provided by (used in)
  operating activities:
  Net income............................    $   9,329      $  10,281     $  32,226
  Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
     Extraordinary items................           --         31,107         9,698
     Depreciation.......................       42,761         44,237        47,578
     Amortization and other non-cash
       charges..........................       19,739         16,671        19,258
     Change in assets and liabilities,
       net of acquisitions:
       Accounts receivable..............      (24,226)         8,706       (26,670)
       Inventories......................       (8,339)       (10,982)      (12,089)
       Prepaid expenses and other.......          648         (5,873)       (3,574)
       Accounts payable.................       23,242         (7,610)       21,048
       Accrued and other liabilities....        4,944         (2,591)       12,686
       Other, net.......................         (335)       (14,735)        7,601
                                            ---------      ---------     ---------
Net cash from operating activities......       67,763         69,211       107,762
                                            ---------      ---------     ---------
Cash flows provided by (used in)
  investing activities:
  Acquisitions..........................      (11,375)       (17,844)           --
  Capital expenditures, net.............      (45,046)       (61,556)      (85,010)
                                            ---------      ---------     ---------
Net cash from investing activities......      (56,421)       (79,400)      (85,010)
                                            ---------      ---------     ---------
Cash flows provided by (used in)
  financing activities:
  Proceeds from issuance of long-term
     obligations........................       15,150        405,393       495,035
  Repayment of long-term obligations....      (19,658)      (384,662)     (510,475)
  Financing costs.......................           --        (25,208)       (1,235)
  Proceeds from issuance of common
     stock..............................           30            223           197
  Net proceeds from IPO.................           --        147,033            --
  Redemption and purchase of preferred
     stock..............................           --       (143,005)           --
                                            ---------      ---------     ---------
Net cash from financing activities......       (4,478)          (226)      (16,478)
                                            ---------      ---------     ---------
Effect of exchange rate changes on
  cash..................................          756           (187)       (3,279)
                                            ---------      ---------     ---------
Net change in cash and cash
  equivalents...........................        7,620        (10,602)        2,995
Cash and cash equivalents at beginning
  of period.............................       11,981         19,601         8,999
                                            ---------      ---------     ---------
Cash and cash equivalents at end of
  period................................    $  19,601      $   8,999     $  11,994
                                            =========      =========     =========


        See accompanying notes to the consolidated financial statements.

                             BERG ELECTRONICS CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. THE COMPANY


     Berg Electronics Corp., including its wholly-owned subsidiary Berg Electronics Group, Inc. ("Berg"), (together, the "Company"), is a leading global designer, manufacturer and marketer of electronic connectors and cable assembly products for applications primarily in the computer, telecommunications and industrial markets. Berg Electronics Corp., a Delaware corporation, was formed on November 4, 1992, to participate in the Initial Acquisition (defined below). The Company had no operations prior to the Initial Acquisition. The Company's year end is December 31.



     On February 26, 1993, the Company acquired certain assets and assumed certain liabilities of the Connector Systems Business of the Electronics Division of E.I. duPont de Nemours and Company (the "Predecessor") for a total consideration of $385,057 (the "Initial Acquisition"), which included an agreement not to compete, plus fees and expenses relating to the Initial Acquisition and related financing. The results of operations of the Business have been included in the consolidated financial statements since the date of the Initial Acquisition.



     Since the Initial Acquisition, the Company has made seven strategic acquisitions. The largest of these occurred on May 23, 1994, when the Company acquired certain assets and related liabilities of the Connector System Business of the AT&T Microelectronics Division of AT&T Corp. (now Lucent Technologies, Inc.) ("Lucent") for a total consideration of $84,500 (the "Lucent Acquisition") which included fees and expenses relating to the Lucent Acquisition and related financing.



     During 1996, the Company implemented a recapitalization plan (the "Recapitalization Plan"), among other things, to reduce interest expense and preferred stock dividend requirements and to improve the Company's operating and financial flexibility. The Recapitalization Plan included the redemption and purchase of Series B Preferred Stock (as defined below) and Series E Preferred Stock (as defined below), the redemption and purchase of the Debentures (as defined below), the refinancing of the Amended and Restated Credit Agreement dated as of May 23, 1994, with Chemical Bank, N.A., as Agent, and certain other banks as parties thereto (the "Amended Credit Agreement"), the 1-for 4.11 reverse stock split effective February 2, 1996 and the initial public offering of 14,950,000 shares of the Company's common stock, par value $0.01 per share (together, the "Recapitalization").



     During 1997, the Company entered into a new credit facility agreement (the "Credit Facility") that was used to extinguish and replace the credit agreement dated February 29, 1996, as amended December 18, 1996 (the "IPO Credit Facility"). The Credit Facility reduces the Company's borrowing costs and improves the Company's operating and financial flexibility. See Notes 6 and 7 herein for further discussion.


2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES


     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for the Company's interest in a joint venture in India which is accounted for under the equity method and is insignificant to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated. In addition, certain prior year amounts have been reclassified to conform to current year presentation.


  Revenue Recognition


     Sales and related cost of goods sold are recognized when goods are shipped to the customer or, in the case of consignment inventories at customer sites, when the customer uses product from the consigned quantities.

                             BERG ELECTRONICS CORP.

  Inventories


     Certain U.S. inventories are valued at the lower of cost or market (LCM), with cost being determined using the last-in, first-out (LIFO) method. Other U.S. and non-U.S. inventories are valued at the LCM, with cost being determined using the average cost method. Elements of cost in inventory include raw materials, direct labor and manufacturing overhead. A portion of inventory is financed at its fair market value and is included in inventories at its fair market value. The related financing obligation is included in accounts payable.


  Property, Plant and Equipment

     Property, plant and equipment is stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method. The average estimated useful lives utilized in calculating depreciation are as follows: buildings -- 25 years; machinery and equipment -- 5 to 12 years; autos and trucks -- 3 years; office furniture and fixtures -- 2 to 3 years.

  Foreign Currency Translation

     Local currencies have been designated as the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resultant translation gains or losses are included in the component of stockholders' equity designated cumulative translation adjustments on the Consolidated Balance Sheets.

  Related Party Transactions


     The Company has entered into an Amended and Restated Monitoring and Oversight Agreement ("Agreement") with Hicks, Muse, Tate & Furst Incorporated ("Hicks, Muse") (an affiliate of the Company). The Agreement provides that the Company shall pay Hicks, Muse an annual fee, for ten years, of the greater of $700 or one-tenth of one percent (0.1%) of the previous year's net sales. In addition, the Agreement entitles Hicks, Muse to an acquisition advisory fee equal to 1.5% of the purchase price of any acquisition effected by the Company.



     The Company sells certain connectors and other products needed to manufacture printed circuit boards and back panel assemblies to Viasystems, Inc., ("Viasystems"). Viasystems is controlled by Hicks, Muse, through its affiliates, and managed by Mills & Partners, Inc. In addition, certain of the Company's directors and executive officers have financial interests in Viasystems. In 1997, the Company's sales to Viasystems were approximately $41,000. The Company sells products to Viasystems on terms and conditions which the Company believes to be comparable to terms that would be reached in an arm's length transaction.


  Net Income (Loss) per Common Share


     On October 20, 1997, the Company completed a 2-for-1 split of its common stock, par value $0.01 (the "Common Stock"), and Class A common stock, par value $0.01 (the "Class A Common Stock"), effected as a 100% stock dividend to holders of record on September 29, 1997. All share and per share data in the accompanying Consolidated Financial Statements and these Notes to Consolidated Financial Statements for all periods presented have been retroactively restated to give effect to this split.



     In 1997, the Company adopted SFAS No. 128, "Earnings Per Share." All per share amounts have been calculated in accordance with SFAS No. 128 using the weighted average number of shares outstanding during each period, adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive. All per share data has been retroactively restated in accordance with SFAS No. 128.

                             BERG ELECTRONICS CORP.

  Statements of Cash Flows


     For purposes of the Consolidated Statements of Cash Flows, the Company considers investments purchased with an original maturity of three months or less to be cash equivalents. Interest and income taxes paid for the year ended December 31, 1995, are approximately $36,300 and $3,200, respectively, for the year ended December 31, 1996, are approximately $27,100 and $3,300, respectively, and for the year ended December 31, 1997, are approximately $28,200 and $4,000, respectively.


  Fair Value of Financial Instruments

     The fair market values of the financial instruments included in the consolidated financial statements approximate the carrying values of the financial instruments.

  Estimates and Assumptions


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.


3. INVENTORIES

     The composition of inventories is as follows:


                                            AT DECEMBER 31,
                                           ------------------
                                            1996       1997
                                           -------    -------
Raw materials...........................   $36,395    $28,414
Work-in-process.........................    23,810     31,536
Finished goods..........................    31,618     36,072
                                           -------    -------
          Total.........................   $91,823    $96,022
                                           =======    =======



     The carrying value of inventories valued at LIFO, at December 31, 1996 and 1997, is approximately $43,200 and $46,900, respectively, and its current cost is approximately $34,200 and $31,500, respectively.


4. PROPERTY, PLANT AND EQUIPMENT

     The composition of property, plant and equipment at December 31 is as follows:


                                             1996         1997
                                           ---------    ---------
Land and buildings......................   $  89,553    $  89,478
Machinery, equipment and other..........     298,484      360,812
                                           ---------    ---------
                                             388,037      450,290
Less: Accumulated depreciation..........    (128,132)    (164,523)
                                           ---------    ---------
                                           $ 259,905    $ 285,767
                                           =========    =========

                             BERG ELECTRONICS CORP.

5. INTANGIBLE ASSETS

     Intangible assets are amortized on a straight-line basis over various estimated useful lives. The composition of intangible assets at December 31 is as follows:


                                                                 AMOUNT
                                                           -------------------
                                                             1996       1997     LIFE
                                                           --------   --------   ----
Goodwill................................................   $134,387   $134,387     40
Patented technology.....................................     42,618     46,228   5-17
Unpatented technology...................................     15,542     15,542   3-17
Covenants not to compete................................      5,150      5,150      5
Software................................................      3,400      3,400      5
Other...................................................      5,344      5,344   5-20
Supply agreement........................................      6,800      6,800     10
                                                           --------   --------
                                                            213,241    216,851
Less: Accumulated amortization..........................    (38,381)   (51,414)
                                                           --------   --------
                                                           $174,860   $165,437
                                                           ========   ========



     Goodwill represents purchase price in excess of net tangible and identified intangible assets acquired in acquisitions. The Company generally assesses the recoverability of its intangible assets primarily based on its current and anticipated future undiscounted cash flows. At December 31, 1997, the Company does not believe there has been any impairment of its intangible assets.


6. DEFERRED FINANCING COSTS


     At December 31, 1997, deferred financing costs consists of aggregate fees and expenses of $5,235 incurred in connection with the Credit Facility dated August 7, 1997, and other financing arrangements. These fees are being amortized over the terms of the related borrowing and/or financial instrument on a straight line basis.


7. LONG-TERM OBLIGATIONS

     The composition of long-term obligations at December 31 is as follows:


                                                                1996        1997
                                                              --------    --------
Credit Facility:
  Term Loan.................................................  $332,500    $237,500
  Revolving Credit Loan.....................................    16,000      93,000
Other (Interest rates 1%-5%)................................    10,058      12,830
                                                              --------    --------
                                                              $358,558    $343,330
Less: Current maturities....................................   (33,912)    (26,786)
                                                              --------    --------
          Total.............................................  $324,646    $316,544
                                                              ========    ========

                             BERG ELECTRONICS CORP.

     The schedule of principal payments on long-term obligations at December 31, 1997, is as follows:



1998........................................................  $ 26,786
1999........................................................    32,535
2000........................................................    44,962
2001........................................................    50,891
2002........................................................    57,160
Thereafter..................................................   130,996
                                                              --------
          Total.............................................  $343,330
                                                              ========



EXISTING FINANCING



     On August 7, 1997, the Company entered into a new credit facility agreement that was used to replace the IPO Credit Facility. The refinancing resulted in the write-off of $9,698 of deferred financing costs. This write-off, net of income tax, is classified as an extraordinary item on the Consolidated Statements of Operations for the year ended December 31, 1997.



     The Credit Facility consists of a $250,000 term loan (the "Term Loan") and a $300,000 revolving credit loan (the "Revolver"). Borrowings under the Credit Facility are secured by first priority mortgages and liens on substantially all of the material assets of the Company and its domestic subsidiaries and by pledges of a portion of the capital stock of the foreign subsidiaries. As of December 31, 1996 and 1997, the Company had approximately $10,000 and $11,200, of standby letters of credit outstanding under the IPO Credit Facility and the Revolver, respectively. The Credit Facility contains several financial covenants that, among other things, require the Company to maintain certain financial ratios and restrict the Company's ability to incur indebtedness, make capital expenditures and pay dividends. The commitment fee on the unused portion of the Revolver is 0.25% per annum on the average daily unused balance.



     Mandatory principal payments under the Term Loan are due in semi-annual installments beginning on December 31, 1997, and continuing until the final payment is due on December 31, 2003. Amounts outstanding under the Revolver are due December 31, 2003.



     Borrowings under the Credit Facility bear interest, at the option of the Company, at a rate per annum equal to (i) the Agent's Alternate Base Rate (as defined in the Credit Facility) or (ii) 0.75% plus the Eurodollar rate per annum. Interest payment dates vary depending on the interest rate option selected by the Company, but generally, interest is payable quarterly.



     The Credit Facility requires the Company to enter into interest rate hedging arrangements to hedge against interest rate fluctuations. The Company has entered into an agreement which provides a ceiling of 8.5% on the LIBOR rate on $137,000 of indebtedness until June 30, 1998. The costs of the hedge agreements are amortized over their terms.



     Other long-term obligations primarily relate to mortgages on two recently acquired production facilities.



PRIOR FINANCING



     On February 29, 1996, the Company entered into the IPO Credit Facility that among other things, refinanced the Amended Credit Agreement and resulted in the write off of $12,755 of deferred financing costs. This write off, net of income tax, is classified with other extraordinary items in the Consolidated Statement of Operations for the year ended December 31, 1996.



     11 3/8% Guaranteed Senior Subordinated Debentures due 2003 (the "Debentures") were issued under an indenture, dated April 28, 1993 (the "Indenture"). The Debentures represented unsecured general obligations of the Company and were subordinate to all Senior Debt (as defined in the Indenture) of the Company. On

                             BERG ELECTRONICS CORP.

April 8, 1996, the Company redeemed $30,000 aggregate principal amount of Debentures (the "Debenture Redemption") for approximately $34,487 including accrued and unpaid interest and a redemption premium thereon, in accordance with the terms of the Indenture dated as of October 29, 1993, as amended. On April 9, 1996, the Company purchased all of the outstanding Debentures not redeemed by the Company pursuant to the Debenture Redemption for approximately $82,590. The redemption and purchase of the Debentures resulted in the write off of $4,900 of deferred financing costs. This write off, net of income tax, is classified with other extraordinary items in the Consolidated Statement of Operations for the year ended December 31, 1996. Additionally, the redemption and purchase premium and the related fees and expenses of the Debenture Redemption and purchase, totaling $13,452, are classified with other extraordinary items, net of income tax, in the Consolidated Statement of Operations for the year ended December 31, 1996.


8. STOCKHOLDERS' EQUITY


     At December 31, 1996 and 1997, the authorized capital stock of the Company consisted of 60 million shares of Common Stock, 7 million shares of Class A Common Stock and 28.5 million shares of preferred stock, of which 670,000 shares were designated, in 1997, as Series A Junior Preferred Stock ("Series A Preferred Stock").



     The Class A Common Stock may be converted into shares of Common Stock at the option of the holder at any time. In addition, shares of the Class A Common Stock may be converted into Common Stock at the option of the Company upon the occurrence of a Triggering Event (as defined) or on February 26, 2003. Such conversion is based on a formula set forth in the Company's Certificate of Incorporation.



     Dividends are payable to holders of the Common Stock and Class A Common Stock in amounts as and when declared by the Company's Board of Directors, subject to legally available funds and certain agreements. The Common Stock and the Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.



     On December 22, 1997, the Company adopted a rights plan (the "Rights Plan") and, pursuant to the Rights Plan, declared a dividend of one preferred stock purchase right (the "Rights") on each outstanding share of Common Stock and each outstanding share of Class A Common Stock. The dividend is payable to holders of record as of January 8, 1998. Under certain conditions, each Right may be exercised to purchase one one-hundredth ( 1/100) share of Series A Preferred Stock at an exercise price of $115, subject to certain adjustments. The Rights may only be exercised on the tenth day after a public announcement that a party has acquired beneficial ownership of 15% or more of the Company's outstanding voting stock or made an offer to acquire such beneficial ownership, subject to certain exceptions. Prior to that time, the Rights are not transferable apart from the Company's Common Stock or Class A Common Stock. The Rights, which do not have voting rights, expire on December 21, 2007, and may be redeemed by the Company at a price of $0.01 per Right at any time prior to their expiration or prior to the tenth day after the acquisition of 15% of the Company's outstanding voting stock (or at such later date as may be authorized by the Company's Board of Directors).



     In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of record of a Right shall have the right to receive, upon exercise thereof at the then current exercise price, that number of shares of common stock of the acquiring company having a market value at the time of the transaction equal to two times the exercise price of the Right. In addition, in the event that a party becomes the beneficial owner of 15% or more of the Company's outstanding voting stock, provision shall be made that each holder of record of a Right, other than the acquiring person, will have the right to receive, upon payment of the exercise price, that number of shares of the Company's preferred stock having a market value at the time of the transaction equal to two times the exercise price (such market value to be determined with reference to the market value of the Company's Common Stock and Class A Common Stock as provided in the Rights Plan). After a party acquires 15% beneficial ownership

                             BERG ELECTRONICS CORP.

but before there has been a 50% acquisition, the Board of Directors has the option to exchange one share of Common Stock for each then valid Right, excluding Rights held by the acquiring party.



     On October 29, 1997, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission, and as amended November 13, 1997, to register 8,911,304 shares of its Common Stock on behalf of certain selling stockholders. Sale of shares under this offering is expected to be completed during 1998.



     On March 6, 1996, the Company consummated the sale of 14,950,000 shares of its Common Stock in its initial public offering. The Company received net proceeds of approximately $147,033 from the offering.



     In 1993, the Company adopted a qualified and non-qualified stock option plan (the "Option Plan") which provided for the granting of up to 906,436 shares of Common Stock to key officers and employees of the Company. In December 1997, the Board of Directors approved an amendment to the Option Plan which provides for granting an additional 1,500,000 shares of Common Stock. Under the Option Plan, as amended, a total of 2,406,436 shares are provided for granting. The amendment to the Option Plan is subject to shareholder approval at the Annual Meeting in May 1998. Under the Option Plan, options granted approximate market value of the Common Stock at the date of grant. Such options vest ratably over a five-year period commencing on the first anniversary date after the date of grant, and vested options are exercisable at the discretion of the committee appointed to administer the Option Plan. Generally, an option may be exercised only if the holder is an officer or employee of the Company at the time of exercise. Options granted under the Option Plan are not transferable, except by will and the laws of descent and distribution.



     In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the Option Plan. Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based upon the fair value at the grant date for awards under those plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income, net income (loss) applicable to common shares and diluted earnings (loss) per common share would approximate the pro forma amounts below:



                                                               1995       1996       1997
                                                              -------   --------   --------
Net income....................................  As reported   $ 9,329   $ 10,281   $ 32,226
                                                  Pro forma   $ 9,302   $ 10,203   $ 32,137
Net income (loss) applicable to common          As reported   $(5,412)  $(17,054)  $ 32,226
  shares......................................
                                                  Pro forma   $(5,439)  $(17,132)  $ 32,137
Diluted earnings (loss) per common share......  As reported   $ (0.21)  $  (0.44)  $   0.78
                                                  Pro forma   $ (0.21)  $  (0.44)  $   0.78



     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions in 1995, 1996 and 1997, respectively: (i) dividend yield of 0% in all years; (ii) expected volatility of 30.0%, 30.0% and 37.5%; (iii) risk free interest rate ranging from 5.9% to 7.5%, in 1995, 5.5% to 6.4% in 1996 and 5.7% to 6.5% in
1997; and (iv) expected life of 10 years.


     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995. Additional awards in future years are anticipated.

                             BERG ELECTRONICS CORP.

     Changes in the status of the Option Plan are summarized below:


                                                     WEIGHTED
                                                      AVERAGE          OPTIONS      OPTIONS
                                                  PRICE PER SHARE    OUTSTANDING    VESTED
                                                  ---------------    -----------    -------
December 31, 1994...............................      $ 2.54            664,232     108,514
  Granted.......................................      $ 9.66             82,726          --
  Vested........................................          --                 --     121,168
  Exercised.....................................      $ 2.05            (14,598)    (14,598)
  Lapsed........................................      $ 2.05            (51,094)         --
                                                      ------          ---------     -------
December 31, 1995...............................      $ 3.45            681,266     215,084
  Granted.......................................      $11.93             88,660          --
  Vested........................................          --                 --     159,584
  Exercised.....................................      $ 3.00            (40,872)    (40,872)
  Forfeited.....................................      $ 9.66             (9,732)         --
  Lapsed........................................      $ 2.05            (17,544)     (1,946)
                                                      ------          ---------     -------
December 31, 1996...............................      $ 4.51            701,778     331,850
  Granted.......................................      $19.52            798,167          --
  Vested........................................          --                 --     123,107
  Exercised.....................................      $ 3.70            (53,284)    (53,284)
  Lapsed........................................      $ 4.71            (13,138)         --
                                                      ------          ---------     -------
December 31, 1997...............................      $12.89          1,433,523     401,673
                                                      ======          =========     =======



     The weighted average grant-date fair value of options granted during 1995, 1996 and 1997 was $5.54, $6.65 and $19.52 per share, respectively. The weighted average exercise price of options vested at December 31, 1996 and 1997, is $2.85 and $3.82 per share, respectively. The table below summarizes options outstanding at December 31, 1997.



  OPTIONS     EXERCISE   WEIGHTED AVERAGE
OUTSTANDING    PRICE      LIFE REMAINING
-----------   --------   ----------------
412,880..     $  2.055   5.6 years
60,826...        4.705   6.6
121,650..         9.66   7.7
40,000...      14.6875   9.0
203,732..       14.625   9.1
56,000...      25.5625   9.8
538,435..        20.75   10.0



     As discussed in Note 2 herein, the Company adopted SFAS No. 128 in 1997. In accordance with SFAS No. 128, the following tables reconcile net income (loss) and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings (loss) per share for each of the years ended December 31, 1995, 1996 and 1997.



                                                    NET INCOME                  PER SHARE
                                                      (LOSS)        SHARES       AMOUNT
                                                    ----------    ----------    ---------
                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                                    -------------------------------------
BASIC AND DILUTED EARNINGS PER SHARE
Loss available to common stockholders.............   $(5,412)     25,978,648     $(0.21)
                                                     =======      ==========     ======

                             BERG ELECTRONICS CORP.

                                                    NET INCOME                  PER SHARE
                                                      (LOSS)        SHARES       AMOUNT
                                                    ----------    ----------    ---------
                                                    FOR THE YEAR ENDED DECEMBER 31, 1996
                                                    -------------------------------------
Net Loss..........................................   $(17,054)                   $(0.44)
Less: Extraordinary items.........................    (18,664)                    (0.48)
                                                     --------                    ------
BASIC EARNINGS PER SHARE
Income available to common stockholders...........      1,610     38,491,476       0.04
Assumed exercise of options (treasury method).....         --        281,811         --
                                                     --------     ----------     ------
DILUTED EARNINGS PER SHARE
Income available to common stockholders...........   $  1,610     38,773,287     $ 0.04
                                                     ========     ==========     ======



                                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                                    -------------------------------------
Net Income........................................   $ 32,226                    $ 0.79
Less: Extraordinary item..........................     (5,964)                    (0.14)
                                                     --------                    ------
BASIC EARNINGS PER SHARE
Income available to common stockholders...........     38,190     41,035,554       0.93
Assumed exercise of options (treasury method).....         --        360,989         --
                                                     --------     ----------     ------
DILUTED EARNINGS PER SHARE
Income available to common stockholders...........   $ 38,190     41,396,543     $ 0.92
                                                     ========     ==========     ======



     Basic earnings (loss) per common share was computed by dividing net income
(loss) by the weighted average shares of common stock outstanding during the year. Diluted loss per share for 1995 did not include the effect of the assumed exercise of options issued and outstanding as the effect was antidilutive. Diluted earnings (loss) per common share for 1996 and 1997 were determined assuming the options issued and outstanding were exercised as of the later of January 1 of the respective year or the grant date. Options to purchase 56,000 shares of Common Stock at $25.56 per share and 538,435 shares at $20.75 per share were outstanding during the third and fourth quarters and the fourth quarter, respectively, but were not included in the computation of diluted earnings per share because the exercise price of such options was greater than the average market price of the Common Stock. These options, which expire in September 2007 and December 2007, respectively, were outstanding at December 31, 1997. For 1996 and 1997, diluted loss per common share for extraordinary items was $(0.48) and $(0.14), respectively. As a result of adoption of SFAS No. 128, the Company restated reported earnings (loss) per share for 1995 and 1996. This accounting change had no impact on previously reported earnings per share data.



     Dividends on the Company's Series B Preferred Stock, par value $0.01 per share, ("Series B Preferred Stock") were payable at an annual rate of $2 per annum per share. Dividends were payable quarterly on February 28, May 31, August 31, and November 30. The Company, at its option, could pay quarterly dividends on the Series B Preferred Stock for any or all dividend payments until February 28, 1998, and if the Amended Credit Agreement prohibited the payment of cash dividends, until February 28, 2000, by issuing additional shares of Series B Preferred Stock, having a $25 per share liquidation value. Dividends for the November 1993 and the February, May, August and November 1994 dividend dates were paid by issuing 173,258 additional shares of Series B Preferred Stock in 1994. Dividends for the February, May, August and November 1995 dividend dates were paid by issuing 151,502 additional shares of Series B Preferred Stock in 1995.



     Dividends on the Series E Preferred Stock, par value $0.01 per share, ("Series E Preferred Stock") were payable at an annual rate of $3.34375 per annum per share prior to May 1, 2005 and $3.6250 per share from and including May 1, 2005 increasing quarterly by $.125 per share provided that in no event shall the dividend rate exceed $5.00 per share. Dividends were payable quarterly on February 1, May 1, August 1, and November 1 (each a "Dividend Payment Date"). The Company, at its option, could pay quarterly dividends on the Series E Preferred Stock for any or all dividend payments prior to May 1, 1998, and if the Amended

                             BERG ELECTRONICS CORP.

Credit Agreement prohibited the payment of cash dividends, prior to May 1, 2000, by issuing additional shares of Series E Preferred Stock, which will be valued at $25 per share. Dividends for the November 1993 and February, May, August and November 1994 Dividend Payment Dates were paid by issuing 410,510 additional shares of Series E Preferred Stock in 1994. Dividends for the February, May, August and November 1995 Dividend Payment Dates were paid by issuing 378,135 additional shares of Series E Preferred Stock in 1995.



     On March 18, 1996, the Company redeemed 50% of the outstanding shares of the Series E Preferred Stock including accrued and unpaid dividends and a redemption premium thereon for approximately $44,253 (the "Series E Preferred Redemption"). On March 19, 1996, the Company purchased all of the outstanding shares of Series E Preferred Stock not purchased by the Company pursuant to the Series E Preferred Redemption for approximately $47,819. Also, on March 19, 1996, the Company redeemed all of the outstanding shares of the Company's Series B Preferred Stock including accrued and unpaid dividends thereon for approximately $50,933.


9. INCOME TAXES


     The provision for income taxes, excluding the effects of extraordinary items, for the years ended December 31 consists of the following:



                                                           1995      1996      1997
                                                          ------   --------   -------
Current:
  Federal..............................................   $   --   $     --   $   444
  State................................................      117         38       104
  Foreign..............................................    3,767      5,904     7,309
Deferred:
  Federal..............................................      554      7,710    10,226
  State................................................       --      1,205     1,308
  Foreign..............................................    1,364      3,534     4,729
                                                          ------   --------   -------
                                                           5,802     18,391    24,120
  Tax benefit in extraordinary items...................       --    (12,443)   (3,734)
                                                          ------   --------   -------
          Total expense................................   $5,802   $  5,948   $20,386
                                                          ======   ========   =======


     Reconciliation between the statutory income tax rate and effective tax rate is summarized below:


                                                           1995      1996      1997
                                                          ------   --------   -------
U.S. Federal statutory rate............................   $5,145   $ 16,094   $21,185
State taxes, net of Federal benefit....................      117        215     1,549
Foreign taxes in excess of U.S. statutory rate.........      540      1,992     1,267
Other..................................................       --         90       119
                                                          ------   --------   -------
                                                          $5,802   $ 18,391   $24,120
                                                          ======   ========   =======

                             BERG ELECTRONICS CORP.

     The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:


                                                                  1996        1997
                                                                --------    --------
Deferred tax assets:
  Accrued liabilities not yet deductible....................    $  5,866    $  7,997
  Postretirement benefits...................................       9,685      10,293
  Net operating losses carried forward......................      24,394       9,361
  Other.....................................................         749       2,116
                                                                --------    --------
                                                                  40,694      29,767
                                                                --------    --------
Deferred tax liabilities:
  Amortization..............................................      23,258      22,413
  Contingent bank loans.....................................       2,800          --
  Depreciation..............................................       7,495      12,750
  LIFO inventory valuation..................................       3,420       5,945
  Other.....................................................       6,870       3,577
                                                                --------    --------
                                                                  43,843      44,685
                                                                --------    --------
Net deferred tax liability..................................    $ (3,149)   $(14,918)
                                                                ========    ========



     The Company's net operating losses carried forward expire over varying periods ranging from 5 to 15 years.



     Domestic and foreign income before income tax provision for the years ended December 31 are as follows:



                                                          1995      1996       1997
                                                         ------    -------    -------
Domestic...............................................  $  701    $20,718    $30,626
Foreign................................................  14,430     26,618     31,684



     The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries because the Company does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future.


10. RETIREMENT BENEFITS


     Pension coverage for employees of the Company's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves. The Company has a voluntary 401(k) savings plan designed to enhance the existing retirement program covering eligible domestic employees. The costs of these plans recorded in the Consolidated Financial Statements are approximately $3,500, $4,500 and $3,600 and for 1995, 1996 and 1997, respectively.


     The Company provides postretirement health care and other benefits to qualifying domestic retirees. Most international employees are covered by government sponsored programs and the cost to the Company is not significant. The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

                             BERG ELECTRONICS CORP.

     Net periodic postretirement benefit cost (NPPBC) for the years ended December 31 includes the following components:


                                                            1995      1996      1997
                                                           ------    ------    ------
Service cost.............................................  $1,037    $  909    $1,277
Interest cost............................................   1,455       951     1,118
Amortization of net gain.................................    (221)     (588)     (565)
                                                           ------    ------    ------
NPPBC....................................................  $2,271    $1,272    $1,830
                                                           ======    ======    ======


     The plan's status at December 31 is as follows:


                                                               1996       1997
                                                              -------    -------
Expected postretirement benefit obligation (EPBO)...........  $29,719    $33,071
                                                              -------    -------
Actuarial present value of benefit obligation:
  Retirees..................................................  $   515    $   513
  Fully eligible active participants........................    3,649      4,708
  Other active participants.................................    9,845     10,711
                                                              -------    -------
Accumulated postretirement benefit obligation (APBO)........   14,009     15,932
Plan assets.................................................       --         --
                                                              -------    -------
Unfunded APBO...............................................   14,009     15,932
Unrecognized net gain.......................................   11,477     11,124
                                                              -------    -------
Accrued postretirement benefit cost.........................  $25,486    $27,056
                                                              =======    =======



     The postretirement benefit obligation was determined by application of the terms of the plan, together with relevant actuarial assumptions for active employees. (The Predecessor retained the obligations for retirees at the Initial Acquisition). Health care cost trends are projected at annual rates grading from 8.0% in 1997 down to 6.0% in 2010 and later for the 1996 calculation. Healthcare cost trends are projected at annual rates grading from 8.5% in 1998 down to 5.75% in 2010 and later for the 1997 calculation. The effect of a 1% annual increase in these assumed cost trend rates would increase the APBO at December 31, 1996 and 1997, by a total of $2,864 and $3,087, respectively, and the service and interest cost components of the NPPBC for the year ended December 31, 1996 and 1997, by a total of $545 and $584, respectively. The assumed discount rate used in determining the APBO was 8.0% and 7.75% in 1996 and 1997, respectively. The assumed rate of increase in compensation levels used was 4.75% in 1996 and 1997. As no assets have been segregated and restricted for payment of postretirement benefits, the expected return on plan assets is $0. The postretirement benefit accrual is included in other long-term liabilities on the Consolidated Balance Sheets.


     The Company does not provide any other significant postemployment benefits.

                             BERG ELECTRONICS CORP.

11. COMMITMENTS


     The Company leases certain buildings and transportation and other equipment. Total rental expense under operating leases is $6,500, $5,800 and $6,900 in 1995, 1996 and 1997, respectively. Future minimum lease payments under capital and operating leases for years ending December 31 are:



                                                              CAPITAL    OPERATING
                                                              -------    ---------
1998........................................................  $2,030      $6,500
1999........................................................   1,020       5,000
2000........................................................   1,000       3,600
2001........................................................      20       2,900
2002........................................................      20       2,300
Thereafter..................................................      10       7,600
                                                              ------
  Total minimum lease payments..............................   4,100
  Less amount representing interest.........................     400
                                                              ------
  Present value of net minimum lease payments...............  $3,700
                                                              ======


     From time to time, the Company engages in short-term hedging activities to reduce its exposure to precious metals price fluctuations and foreign currency fluctuations. Such hedging activities are not material, and gains and losses from such operations are not significant. There can be no assurance that these hedging operations will eliminate or substantially reduce the risk.

12. CONTINGENCIES


     The Company is subject to various lawsuits and claims with respect to such matters as patents, product liabilities, government regulations, and other actions arising in the normal course of business. In the opinion of management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company's financial condition and results of operations.


13. RESEARCH AND DEVELOPMENT


     Research, development and engineering expenditures for the creation and application of new products and processes were approximately $24,800, $26,100 and $28,400 in 1995, 1996 and 1997, respectively.


14. BUSINESS SEGMENT INFORMATION


     The Company operates in one business segment -- electrical and electronic connection devices -- which are sold throughout many diverse markets.



     The Company's operations are worldwide and can be grouped into several geographic regions. Operations outside the United States are conducted through wholly owned subsidiaries of the Company that function within assigned, principally national, markets. The subsidiaries manufacture regionally where required by market conditions and/or customer demands, however substantial interregion and intraregion sales occur.

                             BERG ELECTRONICS CORP.

     Pertinent financial data by major geographic regions is as follows:



                                                       INTERCOMPANY     OPERATING
                                           NET SALES      SALES       INCOME (LOSS)   TOTAL ASSETS
                                           ---------   ------------   -------------   ------------
North America:  1995.....................  $339,248     $  70,447        $34,872       $ 573,038
                1996.....................   381,967        88,138         44,380         569,266
                1997.....................   384,877       109,853         57,428         589,167

Europe:         1995.....................  $159,501     $  25,895        $ 7,562       $ 159,576
                1996.....................   155,083        37,166         13,306         167,720
                1997.....................   216,807        35,177         15,868         178,908

Asia/Pacific:   1995.....................  $168,500     $  44,559        $14,830       $ 146,562
                1996.....................   167,619        35,700         20,149         155,357
                1997.....................   183,466        44,650         18,973         146,427

Eliminations:   1995.....................  $     --     $(140,901)       $  (500)      $(210,836)
                1996.....................        --      (161,004)            --        (210,336)
                1997.....................        --      (189,680)            --        (209,856)

Total:          1995.....................  $667,249     $      --        $56,764       $ 668,340
                1996.....................   704,669            --         77,835         682,007
                1997.....................   785,150            --         92,269         704,646



     As a result of the Lucent Acquisition, Lucent became a significant customer of the Company. In 1995, 1996 and 1997, sales to Lucent were approximately $110,500, $124,700 and $87,700, respectively. The Company entered into a five-year supply agreement with Lucent in connection with the Lucent Acquisition and believes that Lucent will remain an important customer in the foreseeable future.


15. UNAUDITED QUARTERLY DATA


                                                                                                 DILUTED EARNINGS
                                                                  NET INCOME                        (LOSS) PER
                                                                 (LOSS) BEFORE                     SHARE BEFORE
                                                                 EXTRAORDINARY        NET         EXTRAORDINARY
                                      NET SALES   GROSS PROFIT       ITEMS       INCOME (LOSS)        ITEMS
                                      ---------   ------------   -------------   -------------   ----------------
First Quarter:   1995...............  $160,300      $54,484         $ 4,040        $  4,040           $ 0.01
                 1996...............   180,118       61,914           5,555         (13,109)           (0.70)
                 1997...............   188,511       67,892           8,646           8,646             0.21

Second Quarter:  1995...............  $164,346      $57,906         $ 2,215        $  2,215           $(0.05)
                 1996...............   178,063       61,931           7,612           7,612             0.18
                 1997...............   202,505       71,783           9,845           9,845             0.23

Third Quarter:   1995...............  $170,829      $55,298         $ 3,040        $  3,040           $(0.02)
                 1996...............   172,537       60,336           6,560           6,560             0.16
                 1997...............   195,792       68,610           8,208           2,244             0.20

Fourth Quarter:  1995...............  $171,774      $57,285         $    34        $     34           $(0.14)
                 1996...............   173,951       64,619           9,218           9,218             0.22
                 1997...............   198,342       71,159          11,491          11,491             0.28

                                   [ART WORK]

======================================================


     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
Available Information.................     3
Reference Data........................     3
Incorporation of Certain Documents by
  Reference...........................     3
Prospectus Summary....................     4
Risk Factors..........................     9
Use of Proceeds.......................    12
Market for Common Stock and Dividend
  Policy..............................    12
Selected Historical Financial Data....    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    14
Business..............................    18
Management............................    22
Principal and Selling Stockholders....    23
Certain Relationships and Related
  Transactions........................    25
Description of Capital Stock..........    25
Underwriting..........................    32
Legal Matters.........................    33
Experts...............................    33
Index to Financial Statements.........   F-1


======================================================

======================================================


                                8,879,617 SHARES


                            [BERG ELECTRONICS LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION



                                           , 1998


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the Company in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission ("SEC") registration fee the filing fee with the National Association of Securities Dealers, Inc. ("NASD").


SEC registration fee........................................  $ 76,896
NASD filing fee.............................................    25,876
Printing expenses...........................................   250,000
Accountants' fees and expenses..............................   100,000
Legal fees and expenses.....................................   200,000
Blue Sky qualification fees and expenses....................     3,000
Transfer Agent and Registrar fees...........................    10,000
Miscellaneous...............................................    14,228
                                                              --------
          Total.............................................  $680,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Pursuant to Section 102(b)(7) of the DGCL, the Certificate of Incorporation of the Company eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities related to the breach of duty of loyalty, actions not in good faith and certain other liabilities. Additionally, the Company has purchased a directors' and officers' liability insurance policy.

ITEM 16. EXHIBITS.


        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
          1.1            -- Form of Underwriting Agreement among the Company, Berg
                            Electronics Group, Inc., DLJ and the Selling
                            Stockholders.*
          3.1            -- Certificate of Incorporation of Berg Electronics Corp.
                            (f/k/a Berg Electronics Group, Inc.; f/k/a Berg
                            Electronics Holdings Corp.; f/k/a Berg CS Holdings,
                            Inc.), together with amendments thereto.(1)
          3.2            -- Certificate of Amendment to Certificate of Incorporation,
                            dated February 29, 1996, of Berg Electronics Corp.(4)
          3.3            -- Bylaws of Berg Electronics Corp.(1)
          4.1            -- Certificate of Designations, Preferences and Rights of
                            Series A Junior Preferred Stock of Berg Electronics
                            Corp.(9)
          5.1            -- Opinion of Weil, Gotshal & Manges LLP***
         10.1            -- Registration Rights Agreement, dated as of March 1, 1993, by and among Berg Electronics Holdings Corp. and the
                            parties listed therein.(2)
         10.2            -- Amended and Restated Lease Agreement, dated July 26 1993, by and between Ronald S. Marsilio and Harbor Electronics,
                            Inc.(2)
         10.3+           -- Berg Electronics, Inc. Pension and Retirement Plan.(2)
         10.4+           -- Berg Electronics, Inc. Savings Plan.(2)
         10.5+           -- Form of Berg Electronics Holdings Corp. 1993 Stock Option
                            Plan.(2)
         10.6            -- Supply Contract between AT&T Corp. and Berg Electronics,
                            Inc., dated as of May 23, 1994, incorporated by reference
                            as an exhibit to the Asset Purchase Agreement, dated as
                            of May 23, 1994, between Berg Electronics, Inc. and AT&T
                            Corp. (exhibit 10.7 hereto).(3)
         10.7            -- Asset Purchase Agreement, dated as of May 23, 1994,
                            between Berg Electronics, Inc. and AT&T Corp.(3)
         10.8+           -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among James N. Mills, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.9+           -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among Robert N. Mills, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.10+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among David M. Sindelar, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.11+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among W. Thomas McGhee, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.12+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among Timothy L. Conlon, Berg
                            Electronics Corp. and Berg Electronics Group, Inc.(1)
         10.13+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among Larry S. Bacon, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.14           -- Amended and Restated Monitoring and Oversight Agreement,
                            dated as of March 6, 1996 by and among Berg Electronics
                            Corp., Berg Electronics Group, Inc. and Hicks, Muse, Tate
                            and Furst Incorporated.(4)

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
         10.15           -- Form of Revolving Credit Note, dated March 6, 1996,
                            between Berg Electronics Group, Inc. and Chemical
                            Bank.(4)
         10.16           -- Schedule of substantially identical Revolving Credit
                            Notes.(4)
         10.17           -- Form of Term Note, dated March 6, 1996, between Berg
                            Electronics Group, Inc. and Chemical Bank.(4)
         10.18           -- Schedule of substantially identical Term Notes.(4)
         10.19           -- Swing Line Note, dated March 6, 1996, between Berg
                            Electronics Group, Inc. and Chemical Bank.(4)
         10.20           -- Underwriting Agreement, dated March 1, 1996, among Berg
                            Electronics Corp., Berg Electronics Group, Inc. and the
                            underwriters named therein.(4)
         10.21           -- Domestic Subsidiaries Guarantee, dated as of March 6,
                            1996, made by each of the corporations that are
                            signatories thereto in favor of Chemical Bank, as agent
                            for the lenders from time to time parties to the Credit
                            Agreement.(4)
         10.22           -- Acknowledgement, Consent and Amendment, dated as of
                            February 29, 1996, to the documents listed on Schedule I
                            thereto made by each of the corporations that are
                            signatories thereto in favor of Chemical Bank, as agent
                            for the lenders from time to time parties to the Credit
                            Agreement.(4)
         10.23           -- First Amendment, dated as of December 18, 1996, to the
                            Credit Agreement among Berg Electronics Group, Inc., Berg
                            Electronics Corp., the banks and other financial
                            institutions from time to time parties thereto, and the
                            Chase Manhattan Bank (as successor by merger to Chemical
                            Bank).(4)
         10.24           -- Supplement No. I to Note Pledge Agreement, dated as of
                            December 18, 1996, made by Berg Electronics Group, Inc.
                            in favor of the Chase Manhattan Bank (as successor by
                            merger to Chemical Bank).(4)
         10.25+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among James N. Mills, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.26+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among David M. Sindelar, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.27+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among W. Thomas McGhee, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.28+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among Larry S. Bacon, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.29+          -- Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of January 1, 1997, by and
                            among Robert N. Mills, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.30+          -- Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of January 1, 1997, by and
                            among Timothy L. Conlon, Berg Electronics Corp., Berg
                            Electronics Group, Inc.(6)
         10.31           -- Berg Electronics Corp. 1997 Senior Executive Compensation
                            Plan.(7)
         10.32           -- Amended and Restated Credit Agreement, dated as of August
                            7, 1997, among Berg Electronics Group, Inc., Berg
                            Electronics Corp., the banks and other financial
                            institutions from time to time parties thereto, and the
                            Chase Manhattan Bank, as Agent for the lenders.(8)

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
         10.33+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            James N. Mills, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.34+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            Robert N. Mills, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.35+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            David M. Sindelar, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(8)
         10.36+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among W.
                            Thomas McGhee, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.37+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            Larry S. Bacon, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.38+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            Timothy L. Conlon, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(8)
         10.39           -- Rights Agreement, dated as of December 22, 1997, by and between Berg Electronics Corp. and Harris Trust and
                            Savings Bank, as Rights Agent.(10)
         21.1            -- Subsidiaries of Registrant.(5)
         23.1            -- Consent of Arthur Andersen LLP.*


---------------

 (1) Filed previously as an exhibit to the Registration Statement of Berg Electronics Corp. on Form S-1, Registration No. 33-98240, and incorporated by reference herein.

 (2) Filed previously as an exhibit to the Registration Statement of Berg Electronics Holdings Corp. on Form S-1, Registration No. 33-62552, and incorporated by reference herein.

 (3) Filed previously as an exhibit to the Berg Electronics Holdings Corp. and Berg Electronics, Inc. Form 8-K dated May 23, 1994 and incorporated by reference herein.

 (4) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-K for the fiscal year ended December 31, 1995, and incorporated by reference herein.

 (5) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference herein.

 (6) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-Q and 10-Q/A for the quarter ended March 31, 1997 and incorporated by reference herein.

 (7) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-Q for the quarter ended June 30, 1997, and incorporated by reference herein.

 (8) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-Q for the quarter ended September 30, 1997, and incorporated by reference herein.


 (9) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-K for the fiscal year ended December 31, 1997, and incorporated by reference herein.



(10) Filed previously as an exhibit to the Berg Electronics Corp. Form 8-K dated December 22, 1997, and incorporated by reference herein.


  *  Filed herewith.

 **  To be filed.

***  Filed previously.

  +  Indicates a management contract or compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes that:

          (a) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          (c) See Item 15.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 6th day of February, 1998.


                                            BERG ELECTRONICS CORP.


                                            By    /s/ DAVID M. SINDELAR

                                             -----------------------------------
                                                      David M. Sindelar
                                                  Senior Vice President and
                                                   Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURES                                    TITLE                    DATE

                          *                              Chief Executive Officer       February 6, 1998
-----------------------------------------------------      and Chairman of the
                   James N. Mills                          Board (Principal
                                                           Executive Officer)

                /s/ DAVID M. SINDELAR                    Chief Financial Officer       February 6, 1998
-----------------------------------------------------      and Senior Vice
                  David M. Sindelar                        President (Principal
                                                           Financial Officer)

                          *                              Chief Accounting Officer      February 6, 1998
-----------------------------------------------------      (Principal Accounting
                 Joseph S. Catanzaro                       Officer)

                          *                              Director                      February 6, 1998
-----------------------------------------------------
                  Timothy L. Conlon

                          *                              Director                      February 6, 1998
-----------------------------------------------------
                   Thomas O. Hicks

                          *                              Director                      February 6, 1998
-----------------------------------------------------
                   Charles W. Tate

                          *                              Director                      February 6, 1998
-----------------------------------------------------
                  Richard W. Vieser

                          *                              Director                      February 6, 1998
-----------------------------------------------------
                  Kenneth F. Yontz

             *By: /s/ DAVID M. SINDELAR
  ------------------------------------------------
                  David M. Sindelar
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT

          1.1            -- Form of Underwriting Agreement among the Company, Berg
                            Electronics Group, Inc., DLJ and the Selling
                            Stockholders.*
          3.1            -- Certificate of Incorporation of Berg Electronics Corp.
                            (f/k/a Berg Electronics Group, Inc.; f/k/a Berg
                            Electronics Holdings Corp.; f/k/a Berg CS Holdings,
                            Inc.), together with amendments thereto.(1)
          3.2            -- Certificate of Amendment to Certificate of Incorporation,
                            dated February 29, 1996, of Berg Electronics Corp.(4)
          3.3            -- Bylaws of Berg Electronics Corp.(1)
          4.1            -- Certificate of Designations, Preferences and Rights of
                            Series A Junior Preferred Stock of Berg Electronics
                            Corp.(9)
          5.1            -- Opinion of Weil, Gotshal & Manges LLP***
         10.1            -- Registration Rights Agreement, dated as of March 1, 1993, by and among Berg Electronics Holdings Corp. and the
                            parties listed therein.(2)
         10.2            -- Amended and Restated Lease Agreement, dated July 26 1993, by and between Ronald S. Marsilio and Harbor Electronics,
                            Inc.(2)
         10.3+           -- Berg Electronics, Inc. Pension and Retirement Plan.(2)
         10.4+           -- Berg Electronics, Inc. Savings Plan.(2)
         10.5+           -- Form of Berg Electronics Holdings Corp. 1993 Stock Option
                            Plan.(2)
         10.6            -- Supply Contract between AT&T Corp. and Berg Electronics,
                            Inc., dated as of May 23, 1994, incorporated by reference
                            as an exhibit to the Asset Purchase Agreement, dated as
                            of May 23, 1994, between Berg Electronics, Inc. and AT&T
                            Corp. (exhibit 10.7 hereto).(3)
         10.7            -- Asset Purchase Agreement, dated as of May 23, 1994,
                            between Berg Electronics, Inc. and AT&T Corp.(3)
         10.8+           -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among James N. Mills, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.9+           -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among Robert N. Mills, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.10+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among David M. Sindelar, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.11+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among W. Thomas McGhee, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.12+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among Timothy L. Conlon, Berg
                            Electronics Corp. and Berg Electronics Group, Inc.(1)
         10.13+          -- Amended and Restated Employment Agreement, dated as of
                            February 1, 1996, by and among Larry S. Bacon, Berg
                            Electronics Corp., Berg Electronics Group, Inc. and
                            certain of its subsidiaries.(1)
         10.14           -- Amended and Restated Monitoring and Oversight Agreement,
                            dated as of March 6, 1996 by and among Berg Electronics
                            Corp., Berg Electronics Group, Inc. and Hicks, Muse, Tate
                            and Furst Incorporated.(4)
         10.15           -- Form of Revolving Credit Note, dated March 6, 1996,
                            between Berg Electronics Group, Inc. and Chemical
                            Bank.(4)
         10.16           -- Schedule of substantially identical Revolving Credit
                            Notes.(4)

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
         10.17           -- Form of Term Note, dated March 6, 1996, between Berg
                            Electronics Group, Inc. and Chemical Bank.(4)
         10.18           -- Schedule of substantially identical Term Notes.(4)
         10.19           -- Swing Line Note, dated March 6, 1996, between Berg
                            Electronics Group, Inc. and Chemical Bank.(4)
         10.20           -- Underwriting Agreement, dated March 1, 1996, among Berg
                            Electronics Corp., Berg Electronics Group, Inc. and the
                            underwriters named therein.(4)
         10.21           -- Domestic Subsidiaries Guarantee, dated as of March 6,
                            1996, made by each of the corporations that are
                            signatories thereto in favor of Chemical Bank, as agent
                            for the lenders from time to time parties to the Credit
                            Agreement.(4)
         10.22           -- Acknowledgement, Consent and Amendment, dated as of
                            February 29, 1996, to the documents listed on Schedule I
                            thereto made by each of the corporations that are
                            signatories thereto in favor of Chemical Bank, as agent
                            for the lenders from time to time parties to the Credit
                            Agreement.(4)
         10.23           -- First Amendment, dated as of December 18, 1996, to the
                            Credit Agreement among Berg Electronics Group, Inc., Berg
                            Electronics Corp., the banks and other financial
                            institutions from time to time parties thereto, and the
                            Chase Manhattan Bank (as successor by merger to Chemical
                            Bank).(4)
         10.24           -- Supplement No. I to Note Pledge Agreement, dated as of
                            December 18, 1996, made by Berg Electronics Group, Inc.
                            in favor of the Chase Manhattan Bank (as successor by
                            merger to Chemical Bank).(4)
         10.25+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among James N. Mills, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.26+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among David M. Sindelar, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.27+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among W. Thomas McGhee, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.28+          -- First Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of August 5, 1996, by and
                            among Larry S. Bacon, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.29+          -- Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of January 1, 1997, by and
                            among Robert N. Mills, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(6)
         10.30+          -- Amendment to the Amended and Restated Executive
                            Employment Agreement, dated as of January 1, 1997, by and
                            among Timothy L. Conlon, Berg Electronics Corp., Berg
                            Electronics Group, Inc.(6)
         10.31           -- Berg Electronics Corp. 1997 Senior Executive Compensation
                            Plan.(7)
         10.32           -- Amended and Restated Credit Agreement, dated as of August
                            7, 1997, among Berg Electronics Group, Inc., Berg
                            Electronics Corp., the banks and other financial
                            institutions from time to time parties thereto, and the
                            Chase Manhattan Bank, as Agent for the lenders.(8)
         10.33+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            James N. Mills, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.34+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            Robert N. Mills, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
         10.35+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            David M. Sindelar, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(8)
         10.36+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among W.
                            Thomas McGhee, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.37+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            Larry S. Bacon, Berg Electronics Corp., Berg Electronics
                            Group, Inc. and certain of its subsidiaries.(8)
         10.38+          -- Second Amended and Restated Executive Employment
                            Agreement, dated as of November 1, 1997, by and among
                            Timothy L. Conlon, Berg Electronics Corp., Berg
                            Electronics Group, Inc. and certain of its
                            subsidiaries.(8)
         10.39           -- Rights Agreement, dated as of December 22, 1997, by and between Berg Electronics Corp. and Harris Trust and
                            Savings Bank, as Rights Agent.(10)
         21.1            -- Subsidiaries of Registrant.(5)
         23.1            -- Consent of Arthur Andersen LLP.*


---------------

 (1) Filed previously as an exhibit to the Registration Statement of Berg Electronics Corp. on Form S-1, Registration No. 33-98240, and incorporated by reference herein.

 (2) Filed previously as an exhibit to the Registration Statement of Berg Electronics Holdings Corp. on Form S-1, Registration No. 33-62552, and incorporated by reference herein.

 (3) Filed previously as an exhibit to the Berg Electronics Holdings Corp. and Berg Electronics, Inc. Form 8-K dated May 23, 1994 and incorporated by reference herein.

 (4) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-K for the fiscal year ended December 31, 1995, and incorporated by reference herein.

 (5) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference herein.

 (6) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-Q and 10-Q/A for the quarter ended March 31, 1997 and incorporated by reference herein.

 (7) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-Q for the quarter ended June 30, 1997, and incorporated by reference herein.

 (8) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-Q for the quarter ended September 30, 1997, and incorporated by reference herein.


 (9) Filed previously as an exhibit to the Berg Electronics Corp. Form 10-K for the fiscal year ended December 31, 1997, and incorporated by reference herein.



(10) Filed previously as an exhibit to the Berg Electronics Corp. Form 8-K dated December 22, 1997, and incorporated by reference herein.


  *  Filed herewith.

 **  To be filed.

***  Filed previously.

  +  Indicates a management contract or compensatory plan or arrangement.